2025
Annual Report

ONE

jack henry™

who we are

A well-rounded financial technology company that strengthens connections between financial institutions and the people and businesses they serve.



CONTENTS

President and CEO Greg Adelson is joined by Pat Hall and Brenda Henry (widows of Jack Henry's co-founders) as well as associates to celebrate the unveiling of remodeled workspaces in Monett, Missouri.

Financial Highlights

(In millions except per share data)

revenue



net income



diluted earnings
per share



return on shareholders' equity



return on invested capital*



earnings before interest, taxes, depreciation, and amortization*


(EBITDA)



For non-GAAP reconciliation, see page 72.

SHAREHOLDERS' LETTER

Fellow Shareholders,

As we reflect on fiscal year 2025, we are extremely proud of our more than 7,200 associates and what we've accomplished together.

Despite some macroeconomic uncertainty and challenges, we moved Jack Henry™ forward, delivering significant value to our key stakeholders as one unified organization.

We remained focused on cultivating a people-first culture where associates feel they belong. We delivered needs-based solutions – backed by excellent service – empowering our bank and credit union clients to better serve their accountholders and win in the markets they serve. We also continued to deliver consistent, attractive value for our shareholders.

One of the key drivers of this success is our ongoing journey to becoming One Jack Henry. This program, which began in 2019, has been instrumental in breaking down business unit silos, fostering consistency across the company, driving efficiency and scale, and re-defining our competitive edge. The One Jack Henry mindset is now deeply embedded in the very soul of our company, uniting us and creating value for our associates, clients, shareholders, and communities.

our key differentiators

As we've continued to grow, it's become clear that five key attributes set us apart from our competitors: our **people-first culture**, **industry-leading service**, **technology innovation**, and a **transparent strategy** supported by **consistent execution**.

Jack Henry has long been known for our storied culture and exceptional client service – and we are

100% committed to ensuring that doesn't change. In recent years, we've gained increased recognition for our innovation and strategy, and we're ensuring that our execution is just as strong. Combined, these differentiators will propel us to continue driving industry-leading revenue growth with solid margin expansion, benefiting all of our stakeholders.

Culture

One of the top priorities when I became CEO was to maintain our unique culture and stay deeply connected with past leaders. I regularly engage with associates to personally keep a pulse on the organization through activities like CEO Roadshows, Associate Town Halls, outreach on work anniversaries, and new hire orientations. Additionally, I stay in touch with retired leaders, and our entire leadership team is committed to sustaining the key foundational elements of our culture: *do the right thing, do whatever it takes, and have fun.*



Do the right thing, do whatever it takes, and have fun.

As an organization, we remain committed to listening to associates and acting on feedback. For example, in calendar year 2025, we added three holidays and expanded our half-day of paid time off for wellness to a full day. Our overall associate engagement scores were higher every quarter in fiscal year 2025 compared to the prior year, and we once again received many prestigious national and regional workplace awards.

We've been strategic in filling open positions created by planned retirements or organizational changes with leaders – from both inside and outside the organization – who fit our culture. Our leadership team possesses strong expertise, extensive experience, and is extremely well-connected. They are highly engaged with both our associates and clients, and are fully aligned with our purpose, mission, and strategic direction.

4 Key Tenets

1 Transparency

2 Consistency

3 Collaboration

4 Communication

Service

Service has always been a top priority, and we've continuously enhanced our service quality through One Jack Henry. We've consolidated teams, improved processes, and adopted a common service philosophy focused on four key tenets: transparency, consistency, collaboration, and communication.

Our dedication to these tenets is evident in our interactions with each other and our clients. We measure our success through metrics like client satisfaction, ease of doing business, the successful execution of deliverables on our client roadmaps, and the time it takes to resolve urgent and high-severity support cases. We're pleased that we had steady performance or improvement of these metrics in fiscal year 2025.

Innovation

More than three years ago, we publicly announced our cloud-native technology modernization strategy, an initiative that enables our bank and credit union clients to innovate faster, strategically differentiate in the markets they serve, and meet evolving accountholder needs.

At the center of our technology modernization is the development of the Jack Henry Platform™. This single cloud-native, API-first platform includes services like wire transfers, Jack Henry Data Hub™, exception item processing, general ledger, and entitlements. The Jack Henry Platform provides our clients with all the advantages the cloud offers, including extremely high system availability, real-time processing, modern security standards, continuous upgrades, and extensive scalability. We are now live with approximately 20 components and remain on track to deliver our consumer and commercial deposit-only core functionality of the Jack Henry Platform in the first half of calendar year 2026.

As indicated by our annual Strategy Benchmark survey of bank and credit union executives, financial institutions are increasing investments in artificial intelligence (AI). To help clients differentiate and compete in the market, we continue to leverage and integrate AI into our solutions like Banno Conversations™, Jack Henry Financial Crimes Defender™, and Payrailz® Fraud Monitor™. As AI continues to evolve, so will our commitment to integrating it into our solutions to drive client success.

Strategy

Beyond technology modernization, another key strategic focus is our small- to medium-sized business (SMB) strategy. Included in that strategy is our unique









Tap2Local™ merchant-acquiring solution, developed in partnership with Moov (a modern digital payments processor).

We are offering Tap2Local directly to financial institutions, enabling them to better serve SMBs and recapture high-value deposits. The solution delivers many distinguishing features for merchants, including instant decisioning, Tap to Pay for both iOS and Android devices, and continuous account reconciliation to the accounting platform of their choice.

Both our technology modernization and SMB initiatives are part of our overall strategic direction to ensure community and regional financial institutions *win*! As part of One Jack Henry, we developed a simplified strategic framework and distributed a concise, single-page summary to all associates, driving alignment on shared goals and prioritization of critical projects and initiatives.



Execution

As Thomas Edison once famously said, "Vision without execution is hallucination." At Jack Henry, we fully embrace this reality. A well-defined vision and clear strategy are essential, but the true value is realized through diligent and consistent execution.

Our commitment to One Jack Henry and our strategic priorities are consistently put into action across all levels of our organization. We have established clear accountability, robust project management, and ongoing performance monitoring to ensure that our plans translate into tangible results.

financial performance

Our focus on the five differentiators resulted in solid financial performance in fiscal year 2025, even amidst challenging macroeconomic conditions.

In fiscal year 2025, we had industry-leading revenue growth with total revenue increasing by 7.2% and 6.5% on a non-GAAP basis. We continue to benefit from record sales performance, current client growth, and a diverse portfolio of in-demand solutions. Our recurring revenue continues to be a robust 92%, primarily from processing and our private and public cloud offerings.



Jack Henry placed on **IDC's 2024 FinTech rankings** for the 16th consecutive year. The rankings are based on calendar-year revenue.



Dividends increased for

21

consecutive calendar years

Revenue growth, combined with our disciplined approach to expense management, project prioritization, and capital expenditures, resulted in a strong 185-basis-point increase of operating margin to 23.9%, and a 70-basis-point increase to 23.1% on a non-GAAP basis.

We've increased our dividend for 21 consecutive calendar years, paying nearly $165 million in dividends in fiscal year 2025. We also repurchased $35 million of Jack Henry stock during the fiscal year.

Our commitment to shareholders extends well beyond financial metrics. We actively engage with our communities and uphold responsible business practices. As we navigate the complexities of our fast-paced and ever-changing world, we remain steadfast in our pursuit of sustainable value for our stakeholders.

our path forward

We're excited and confident about our future, and we remain well-positioned to deliver durable, consistent growth and attractive results for our shareholders.

Our steadfast approach to culture, service, innovation, strategy, and execution will enable Jack Henry to continue driving industry-leading revenue growth and margin expansion.

We extend our sincere thanks to Jack Henry associates for their hard work and dedication to our success, consistently going above and beyond to support our clients.

We deeply appreciate our clients for entrusting us with the opportunity to serve and help them win in the market. We are grateful to our shareholders for their ongoing confidence and trust.

As we move forward, we are committed to the power of One Jack Henry and delivering sustainable value for all of our stakeholders.



Greg Adelson
President, Chief Executive Officer, and Director



Mimi Carsley
Chief Financial Officer and Treasurer

ONE

Our continued, unified focus on culture, service, innovation, strategy, and execution

At Jack Henry, we've always found it critical to acknowledge our past and honor our roots, while simultaneously looking ahead to the future. In fiscal year 2025, we continued to make significant progress on our goal of becoming One Jack Henry.

Over the past 49 years, we've grown consistently through strong organic growth and 50 acquisitions, benefiting our associates, clients, shareholders, and communities. For the past six years, we've focused extensively on our One Jack Henry efforts – from rebranding to unify all business under the Jack Henry name and streamlining operations, to simplifying processes and developing a cohesive strategy.

Moving forward as *one* company, we carry a deep appreciation for our vibrant history and an exciting vision for our future. Our One Jack Henry approach, combined with key differentiators like our unified dedication to a people-first culture, service excellence, technology innovation, and a clear strategy backed by consistent execution, positions us to remain a leader in the financial technology industry for many years to come.

people-first culture

Our focus on One Jack Henry begins with our associates. We take care of them because it's simply the right thing to do. When our associates are well taken care of, they, in turn, take care of our clients, which leads to positive outcomes for our shareholders.

Jack Henry has passionately preserved a people-first culture throughout our history, a reputation underscored by numerous national and regional workplace recognitions. This year's awards include *Time Magazine*'s America's Best Mid-Size Companies 2025, *Newsweek*'s Top 200 Most Loved Workplaces 2024, *Forbes'* America's Most Trusted Companies, and many regional best places to work honors. These awards, often based on anonymous, third-party surveys sent to our associates, are a direct reflection of their positive feedback.

As part of our continuous listening strategy, we collect feedback from our associates through surveys distributed the month of their work anniversaries. This approach enables us to observe trends in survey data and maintain a consistent pulse on our associates' experiences. In fiscal year 2025, 60% of associates participated in the surveys, exceeding our 50% target. Notably, our overall engagement scores each quarter of fiscal year 2025 were higher than those of the previous fiscal year.



TIME AMERICA'S BEST COMPANIES MID-SIZE 2025 statista
AMERICA'S MOST LOVED WORKPLACES 2024 Newsweek
Forbes MOST TRUSTED COMPANIES IN AMERICA 2025
© 2024 FORBES MEDIA LLC. USED WITH PERMISSION

Jack Henry has passionately preserved a people-first culture throughout our history.

Associate Engagement Survey Results



88%
Believe in Jack Henry's **values**

80%
Have a sense of **belonging** at Jack Henry

81%
Trust Jack Henry

85%
Feel Jack Henry demonstrates **integrity**

82%
Feel Jack Henry's **purpose** is aligned to the business strategy



Providing our associates with an environment of support, learning, and career development opportunities is one way of maintaining our **people-first culture**.

Connecting With Associates

We furthered our listening strategy when President and CEO Greg Adelson hit the road for his first CEO Roadshow in April 2025. Adelson visited seven Jack Henry connection hubs and hosted one virtual roadshow. These sessions celebrated Jack Henry's history, focused on our key differentiators, highlighted our four tenets – transparency, consistency, collaboration, and communication – in action, and most importantly, allowed for direct questions from associates.

The event also fostered intentional connection, an ongoing key focus for building sustainable, meaningful engagement opportunities at Jack Henry hub locations and virtually. Our Workplace Evolution team continued to create a more modern, flexible work environment, completing renovations in three locations: Allen, Texas; Springfield, Missouri; and Monett, Missouri.

We also launched a creative internal video series featuring Adelson interviewing members of our Corporate Leadership Team as well as Brenda Henry, the widow of co-founder Jack Henry. This helped associates learn more about our leadership and connected us to our roots, fostering deeper connection and engagement across the company.

Continued Development

This year, we hosted our fifth annual internal self-development series, JackTracks. In April 2025, approximately 2,700 unique attendees participated in over 13,000 sessions led by peers at all levels of the organization. Jack Henry associates embraced the series' theme, *Rising Above to Lead the Way,* exploring strategies to strengthen leadership skills and acumen and discovering how our collective pursuit of leadership excellence enables us to lead the way in the financial services industry. A key focus of JackTracks was the use of AI, with sessions providing information and resources to educate associates on how to leverage AI in their roles.

Furthering associate development opportunities, in August 2024 we provided access to a technology skills learning platform with expert-authored courses, skills assessments, labs, and learning paths. This new learning platform helps increase proficiencies in the technologies and skills needed for current jobs as well as evolving roles and career interests.

Evolving Well-Being

We continued to enhance competitive benefits and associate well-being with three changes in fiscal year 2025. First, beginning in January 2025, Jack Henry increased the number of observed holidays from nine to 12 by adding Presidents' Day, Juneteenth National Independence Day, and Columbus Day/Indigenous People's Day.

We offer competitive total rewards and benefits to our associates that include:

- Choice of medical, dental, and vision plans
- Fitness and health management programs
- 401(k) plan with a 5% dollar-for-dollar match
- Employee bonus plan
- Employee stock purchase plan
- Tuition assistance

Second, in observance of Mental Health Awareness Month, in May 2025, Jack Henry announced that eligible associates would receive a full wellness day (up to eight hours) for self-care. We initially introduced wellness hours in May 2024, offering eligible associates up to four hours. Nearly 4,000 associates used their hours. We were pleased to expand this offering to a full day for activities that support mental well-being, including spending time with family and friends, relaxation, and other activities.

And third, we provided opportunities for associates to support their communities. Payroll deduction options allowed associates to support natural disasters like Hurricane Helene in September 2024 and a tornado outbreak in southwest Missouri in 2025. Additionally, all regular, full-time exempt and non-exempt associates with more than one year of service are eligible for eight hours of community volunteer time per fiscal year. This provides associates the opportunity to give back to their communities, boost their emotional and physical well-being, and further develop professional skills.



At Jack Henry, You Belong

Jack Henry fosters a professional and respectful work environment where all can contribute and thrive. *At Jack Henry, You Belong* isn't just a tagline; it's a core belief.

In spring 2025, we announced our new Culture & Experience team to align teams to enhance the overall associate experience and foster a collaborative culture at Jack Henry. This includes support for our Business Innovation Groups (BIGs), which encourage intentional connection, professional development, and innovative ideas. These associate-led groups are open to all associates and provide forums for diverse viewpoints and collaborative problem-solving. They are designed to spark innovative ideas that may lead to valuable contributions to Jack Henry.

service excellence

Throughout our One Jack Henry journey, an emphasis on service has stayed at the forefront, whether that's service to our associates, clients, or other key stakeholders. Much like our widely recognized positive work culture, we are equally honored to be known for our excellent client service. Illustrating our transparency and pledge to deliver exceptional client service, our scores on monthly service surveys remained consistently high this year with an average score of 4.61 on a scale of 1 to 5 for client satisfaction, and a score of 4.75 on a scale of 1 to 5 for satisfaction with the customer service representative.

From an operational standpoint, our internal efforts to operate as *one* and improve service have made significant contributions to improve both our

Jack Henry BIGs

Fiscal Year 2025 Highlights



Prism (LGBTQIA+)

- Launched ongoing donation drive to support the AIDS Project of the Ozarks Pantry Drive – reflecting on our ongoing commitment to community engagement and addressing critical local health needs.

- Participated in the Ozarks Pride Fest to help elevate Jack Henry's presence and promote awareness of the fintech industry as part of our general recruiting outreach to a wide talent pool.



Women at Jack Henry (Gender)

- Honored Women's Health Month in October 2024 with weekly challenges that encouraged health and wellness practices.

- Celebrated Women's History Month in March 2025 with a sticker design challenge and conversations with a financial advisor about financial wellness.



Go Green (Environment)

- Inspired business innovation across Jack Henry through educational sessions and idea-sharing with Jack Henry third parties such as Dell™ and Mastercard®, focusing on sustainable operational improvements and industry best practices.



jhAVID (Visible and Invisible Disabilities)

- Supported Jack Henry's Talent Acquisition team's attendance at the Neurodiversity Career Fair in September 2024 to support efforts to broaden our talent pipeline.

- Hosted a burnout and mental health conversation in November 2024 and distributed mental health pocket cards.



Veterans (Active and Retired Military)

- More than 20 associates laid wreaths in three cemeteries in collaboration with Wreaths Across America, demonstrating Jack Henry's commitment to community service.

- Hosted a session featuring Major (Retired) Scotty M. Smiley in May 2025 where he shared his powerful journey of resilience and hope.



Mosaic of People (People of Color)

- Honored National Hispanic Heritage Month with a special membership meeting and several features on Jack Henry's social media platforms.

- Hosted a Diwali celebration in November 2024 and shared traditions encouraging cultural understanding and appreciation among all associates.

associate and client experiences. This includes the establishment of the Culture & Experience team mentioned earlier, the implementation of a centralized knowledge base for all support teams to ensure consistent and accurate information delivery, and a new centralized AI-enabled document repository that empowers our associates to research contract information quickly and accurately.

Additionally, we've reviewed many processes and made strategic changes to drive improvement. Compass, a project management tool initially built for our bank solutions project management office, is a workspace leveraging Microsoft® functionalities and extensive built-in automation. Since its initial deployment, it has evolved into a platform for multiple Jack Henry teams. This provides a standardized tool for enterprise implementation tracking and reporting, ultimately enhancing client service.

Another example is the streamlined escalation process for critical client issues, ensuring faster resolution times and improved communication. This focus has enabled us to increase the percentage of urgent cases resolved within our service level standard to 88.9% in June 2025, up from 77% in July 2022.

technology innovation

In the dynamic financial technology industry, anticipating disruption and looking around corners is key to sustained leadership. At Jack Henry, we embrace this proactive mindset. Our technology modernization strategy, unveiled in early 2022, is designed not just to meet industry standards, but to redefine them and enable our clients to seamlessly address the evolving needs of accountholders.

A major part of this strategy is modernizing our banking technology and services to make them flexible, cloud-based components. These can be combined – with one another and with third-party fintechs – on the Jack Henry Platform™, our unified cloud-native platform.



Powered by Google, the cloud-native **Jack Henry Platform** delivers significant benefits, including:

- Extremely high uptime
- Rapid scalability, modern security standards
- Unified identity
- Continuous upgrades
- Real-time processing
- Streamlined operations
- Seamless integration

We continue to execute on the Jack Henry Platform with services like wire transfers, Jack Henry Data Hub™ (our centralized data hub for reporting and analysis), Jack Henry Insights™ (AI-driven customizable dashboard solution), general ledger (supports back office functions and enables deeper insights and advanced fraud detection), entitlements (which manages permissions and access rights for users and systems), and exception item processing. We remain on track to deliver our consumer and commercial deposit-only core functionality on the Jack Henry Platform in the first half of calendar year 2026.

While our technology modernization strategy was developed and established to help us remain agile in the market, it's not a static vision. Since 2022, we have uncovered opportunities and pivoted as needed, allowing us to adapt and continue to progress.

Banno Digital Platform*

1,023
banks and credit unions are live

14.3 million
registered users

17% increase
in users from the previous fiscal year

Increase In Clients by Faster Payment Solution*


ZELLE
18%


RTP NETWORK
39%


FEDNOW
57%

* As of June 30, 2025

Solutions

Our technology strategy also includes the rollout of cloud solutions and the use of AI to enhance both our internal ways of working and our product offerings.

Jack Henry Financial Crimes Defender™, the AI-powered fraud detection platform which launched in fiscal year 2024, is performing well with 136 clients installed and more than 71 others in various stages of implementation.

Our Banno Digital Platform continued to experience healthy growth with more than 1,000 Banno Platform clients, including 344 live with Banno Business™, and 14.3 million registered users on the platform – an impressive 17% growth over the last 12 months. We were pleased that Banno Business was named the leading small business digital banking platform for strength and capabilities in the 2025 Datos Matrix, a proprietary Datos Insights vendor assessment framework. The report highlighted the platform's ease of use, open architecture, and quality of support.

In our Payments segment, fiscal year 2025 showed continued strong growth, specifically our faster payments solutions. In the past year, the number of our bank and credit union clients using:

- Zelle increased 18%

- The Clearing House's RTP network increased 39%

- FedNow increased 57%

As of June 30, 2025, Jack Henry has more than 370 clients on the Zelle platform, representing 16% of banks and credit unions using Zelle; over 410 clients on The Clearing House's RTP network, representing 45% of banks and credit unions using the network; and more than 400 clients on FedNow, representing 28% of banks and credit unions using it.

We are following a bold yet balanced approach to utilizing AI – making the best AI options available internally and continuing to develop and integrate AI into our solutions. AI offers many possibilities, enabling banks and credit unions to enhance their delivery of service, relationships, and trust, while also helping internally by reducing manual workloads, increasing efficiencies, and automating processes.

One service example is Banno Conversations™. We're leveraging AI to power AI Assist for Banno Conversations™, enhancing both associate efficiency and the accountholder experience. AI Assist provides real-time, brand-consistent suggested responses for staff, reducing response times and streamlining support. For accountholders, it offers 24/7 self-service for common inquiries and a seamless handoff between employees and AI, plus on-demand language translation.



Jack Henry Cobalt Awards

In October 2024, we held our annual client education conference, **Jack Henry Connect**, in Phoenix, Arizona. More than 4,000 clients, prospects, vendors, speakers, and associates attended the conference, which also hosted our inaugural Cobalt Awards.

Launched at the end of fiscal year 2024, these annual awards recognize financial institutions and fintechs that are dedicated to their communities, passionate about innovation, and relentless in helping accountholders improve their financial health. Six banks and credit unions each received a $10,000 donation to a charity of their choice.

unified strategy

In fiscal year 2025, we updated our unified strategy that includes our purpose, key imperatives, and organizational enablers to further bolster our One Jack Henry journey. A one-page summary was distributed to all our associates to ensure alignment and understanding.

Our overarching strategy is to enable banks and credit unions to win on exceptional user experience and trust through open, innovative technology; data-driven insights; and service – resulting in greater growth and efficiency.

This strategic focus is clearly resonating in the market. We continue to see strong demand for our services and solutions, technology spending remains healthy, and we're maintaining a robust sales pipeline. Our 2025 Strategy Benchmark survey indicated that 76% of our bank and credit union clients plan to increase technology spending over the next two years. Of those, the largest segment (33%) plans to increase investments between 6% and 10%, which is consistent with other surveys.

Additionally, we're winning deals and extending client relationships with larger institutions. In the last two years, we've won 31 core deals with institutions over a billion dollars, almost double the 16 deals won in the two years prior. Our average core client asset size is now $1.3 billion for both banks and credit unions. Over the past four years, that represents a 23% increase for banks and a 27% increase for credit unions.

That success aligns well with the core platform survey results published by the American Bankers Association (ABA) in February. For the first time, the ABA named the core providers – previously, it used generic labels like *Company A, B, and C*. The title of the report is *All Core Platform Providers Are Not the Same,* and we wholeheartedly agree.

Jack Henry scored near the top across multiple categories and, when respondents were asked what matters most in a core provider, innovation and customer service topped the list – two key differentiators for Jack Henry.

We are also seeing keen interest in our SMB strategy that we announced in September 2024. Our SMB strategy is designed to help banks and credit unions win with small businesses and capture significant new market opportunities.

A key component of our SMB strategy is our differentiated merchant-acquiring solution, Tap2Local™. Developed in collaboration with Moov, a modern digital payments processor, Tap2Local is sold exclusively through banks and credit unions. The cloud-native solution integrates with banking services, enabling financial institutions to simplify the payments experience for small businesses, capture more deposits, and win back business from payments-only fintechs.

Tap2Local offers many distinguishing features for merchants. Those include the ability to accept contactless payments simply by tapping a physical card or digital wallet on an iOS or Android mobile device, eliminating the need for traditional point-of-sale hardware, as well as continuous account reconciliation with popular accounting software packages. Transactions are processed through all network card rails.

We also developed another solution with Moov: Jack Henry Rapid Transfers™. This cloud-native service allows both SMBs and consumers to instantly move funds between external accounts, eligible cards, and digital wallets. In collaboration with both Visa® and Mastercard, transactions are facilitated through their respective debit rails.

Together, Tap2Local and Jack Henry Rapid Transfers provide our bank and credit union clients the modern digital payment solutions they need to successfully compete and regain their position at the center of their relationships with accountholders.



SMB OPPORTUNITY

~34.8 million

small businesses operate in the U.S., yet only 18% bank with a small financial institution



consistent execution

Our ability to consistently execute our strategy benefits all of our stakeholders. We've been focused on execution for many years and are making significant progress. For example, our execution on the roadmaps we provide to clients was 88% in July 2025, up from 70% in July 2021.

Execution is critical to maintaining our disciplined business approach, which has worked successfully for us for nearly 50 years. While fluctuations in the economy created challenging conditions, we were able to deliver solid financial performance in fiscal year 2025.

Total revenue increased 7.2% and increased 6.5% on a non-GAAP basis. That revenue, combined with our prudent expense management, resulted in a strong 185-basis-point increase of operating margin to 23.9%, and a 70-basis-point increase to 23.1% on a non-GAAP basis.

Beginning in the third quarter of fiscal year 2025, we observed an uptick in financial institution merger and acquisition activity, which resulted in increased deconversion revenue of $33.9 million for the year. We anticipate that this trend will continue.

Jack Henry maintained strong capital returns to shareholders, increasing our dividend for 21 consecutive calendar years. In fiscal year 2025, we paid nearly $165 million in dividends and repurchased $35 million of Jack Henry stock. Further, our strong business performance and disciplined capital allocation led to a debt-free balance sheet as of June 30, 2025.

Supporting a Sustainable Future

Our corporate sustainability program continued to evolve and strengthen during fiscal year 2025. Our fifth annual Sustainability Report was published at the end of March 2025, providing comprehensive updates and metrics related to our updated priorities.

Jack Henry was founded with the guiding principles of *do the right thing, do whatever it takes, and have fun*. We believe effective corporate sustainability practices align with these principles. They support

the long-term viability of our business model and preserve value for our associates, clients, shareholders, and communities. Operating responsibly, managing risks, and communicating transparently are critical to ensuring a strong future for all our stakeholders – and the planet.



Read Jack Henry's 2025 Sustainability Report

Scan the QR Code to read the report.

Experiencing issues with the QR code?
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❋ Key Sustainability Priorities

Our key sustainability priorities were developed through a comprehensive assessment, incorporating stakeholder and expert perspectives from a wide range of sources to identify the topics most relevant to our business and value chain. For a detailed methodology of this process, please refer to our 2025 Sustainability Report.

Commitment to People and Communities

- Financial Health and Economic Development
- Corporate Citizenship and Philanthropy
- Inclusion and Belonging
- Attracting, Developing, and Retaining Talent

Commitment to Responsible Business Practices

- Risk Management
- Information Security, Cybersecurity, and Data Privacy
- Business Ethics and Regulatory Compliance
- Human Rights and Fair Labor Practices

Commitment to the Planet

- Energy and Climate
- Environmental Stewardship



the future is *one*

As we close the book on fiscal year 2025, we look forward to the future and what fiscal year 2026 – our 50th year in business – will bring. With a strong team, clear strategy, and distinct set of competitive differentiators, we are confident we will continue to deliver consistent growth and attractive value for our shareholders.

The work we have done to function as one company – both internally for our associates and externally for our clients and shareholders – positions us extremely well to remain a market leader for many years to come.

We are grateful for the commitment of our associates, the support of our clients, and the confidence of our shareholders.



FINANCIALS

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BUSINESS

Jack Henry & Associates, Inc.® is a well-rounded financial technology company that strengthens connections between financial institutions and the people and businesses they serve. For nearly 50 years, we have provided technology solutions to help banks and credit unions innovate faster, strategically differentiate, and successfully compete while serving the evolving needs of their accountholders. We empower approximately 7,400 financial institutions and diverse corporate entities with people-inspired innovation, personal service, and insight-driven solutions.

Mission Statement

We strengthen the connections between people and their financial institutions through technology and services that reduce the barriers to financial health.

This mission has always been part of the foundation on which Jack Henry was built. Our founders, Jack Henry and Jerry Hall, were committed to their community and believed they could help financial institutions better serve the needs of their accountholders by using more innovative technology and services.

Since our founding in 1976, much has changed, but our commitment to supporting community and regional banks and credit unions remains unwavering. We continue to be guided by our founding philosophy: do the right thing, do whatever it takes, and have fun.

Who We Serve

We provide products and services primarily to community and regional banks and credit unions (see "Our Industry" below):

- Core bank integrated data processing systems are provided to over 950 banks. Our banking solutions support both on-premise and private cloud operating environments with functionality for core processing platforms and integrated complementary solutions.

- Core credit union data processing solutions are provided to credit unions of all sizes, with a client base of approximately 715 credit unions. We offer a flagship core processing platform and integrated complementary solutions that support both on-premise and private cloud operating environments.

- Non-core highly specialized core-agnostic products and services are also provided to banks and credit unions. We offer complementary solutions that include highly specialized financial performance, imaging and payment solutions, information security and risk management, retail delivery, and online and mobile functionality. These products and services enhance the performance of traditional banks and credit unions of all asset sizes and charters, and non-traditional diverse corporate entities. In total, we serve approximately 1,670 bank and credit union core clients and over 5,710 non-core clients.

Our products and services provide our clients with solutions that can be tailored to support their unique growth, service, operational, and performance goals. Our well-rounded solutions also enable banks and credit unions to offer the high-demand products and services required by their accountholders to compete more successfully and to capitalize on evolving trends shaping the financial services industry.

We are committed to exceeding our clients' expectations. We measure and monitor their satisfaction using a variety of surveys, such as an annual survey on the client's anniversary date and randomly-generated online surveys initiated each day by routine support requests to ensure feedback is received throughout the year. The survey results are analyzed and provided to operational areas to ensure our service consistently exceeds our clients' expectations. We believe this process ensures we understand the Voice of the Customer which contributes to our excellent retention rates.

We are focused on establishing long-term client relationships, continually expanding and strengthening those relationships. We do so with cross sales of additional products and services that support our clients' strategy, earning new financial and non-financial clients, and ensuring our product offerings are highly competitive.

The majority of our support and services revenue is derived from our private and public cloud services for our hosted clients that are typically on a six-year contract, recurring electronic payment solutions that are generally on a contract term of six years, and our on-premise clients that are typically on a one-year contract. Less predictable software license fees, paid by clients implementing our software solutions on-premise, and hardware sales, including all non-software products that we re-market in order to support our software systems, complement our primary revenue sources. Information regarding the classification of our business into four separate segments is set forth in Note 14 to the consolidated financial statements (see Item 8).

We recognize that our associates and their collective contributions are ultimately responsible for Jack Henry's past, present, and future success. Recruiting and retaining high-quality associates is essential to our ongoing growth and financial performance, and we believe we have established an organizational culture that sustains high levels of associate engagement. For further discussion of our human capital considerations, see "Human Capital" below.

Our Industry

Our core banking solutions generally serve commercial banks and savings institutions with up to $55 billion and above in assets and are designed to be capable of serving institutions with up to $150 billion in assets. We complete annual, third-party testing to validate this capability each August. According to the Federal Deposit Insurance Corporation ("FDIC"), there were approximately 4,440 commercial banks and savings institutions in the $55 billion and under asset range as of December 31, 2024, and we currently support over 950 of these banks with one of our three core information processing platforms and a significant number of complementary/payment products and services.

Our core credit union solutions serve credit unions of all asset sizes. According to America's Credit Unions ("ACU") (formerly Credit Union National Association), there were 4,550 domestic credit unions as of December 31, 2024, and we currently support approximately 715 of these credit unions with one flagship core information processing platform and a significant number of complementary/payment products and services.

Our non-core solutions serve banks and credit unions of all asset sizes and charters and other diverse corporate entities. We support these organizations with specialized solutions for generating additional revenue and growth, increasing security, mitigating operational risks, and controlling operating costs.

The FDIC reports the number of commercial banks and savings institutions declined 13% from the end of calendar year 2019 to the end of calendar year 2024, due mainly to mergers and acquisitions. Although the number of banks continued to decline at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 5% and totaled $24.1 trillion as of December 31, 2024. There were six new bank charters issued in calendar year 2024 and six issued in the 2023 calendar year. Comparing calendar years 2024 to 2023, the number of transactions of FDIC-insured banks acquiring or merging with other banks or credit unions decreased 18%.

ACU reports the number of credit unions declined 15% from the end of calendar year 2019 to the end of calendar year 2024. Although the number of credit unions declined at a 3% compound annual rate during this period, aggregate assets increased at a compound annual rate of 8% and totaled $2.3 trillion as of December 31, 2024.

Despite continued industry consolidation, Jack Henry net core footprints increased year-over-year from calendar year 2023 to calendar year 2024 in both bank and credit union client bases. Furthermore, the average assets under management for our banking core clients grew from $1.26 billion to $1.29 billion, and the average assets under management for our credit union core clients grew from $1.17 billion to $1.20 billion.

Community and regional banks and credit unions are vitally important to the communities, consumers, and businesses they serve as well as to the local economies where they operate. Bank and credit union accountholders rely on these institutions to provide personalized, relationship-based service and competitive financial products and services available through the accountholders' delivery channel of choice. Institutions are recognizing that attracting and retaining accountholders in today's highly competitive financial industry and realizing near-term and long-term performance goals are often technology dependent. Banks and credit unions must implement technological solutions that enable them to:

• Offer digital strategies that provide the convenience-driven services required in today's financial services industry.

• Maximize performance with accessible, accurate, and timely business intelligence information.

• Provide the high-demand products and services needed to successfully compete with traditional and non-traditional competitors created by convergence within the financial services industry.

• Foster growth and efficiency through delivering accountholders exceptional user experiences.

• Expand existing accountholder relationships and strengthen exit barriers by cross selling additional products and services.

• Capitalize on new revenue, and deposit and loan portfolio growth opportunities.

• Increase operating efficiencies and reduce operating costs.

• Protect mission-critical information assets and operational infrastructure.

• Protect accountholders with various security tools from fraud and related financial losses.

- Maximize the day-to-day use of technology and return on technology investments.

- Ensure full regulatory compliance.

Jack Henry's extensive product and service offerings help diverse banks and credit unions meet business challenges and capitalize on opportunities. We strive to get to know our clients, understand their strategies and challenges, and provide innovative solutions that help them achieve short- and long-term success.

Business Strategy

Our fundamental business strategy is to generate organic revenue and earnings growth augmented by strategic acquisitions. Our strategy for the next three to five years is to enable banks and credit unions to win on exceptional user experience and trust through open, innovative technology, data-driven insights, and service, resulting in greater growth and efficiency. We intend to execute this strategy by:

- Providing community and regional banks and credit unions with core processing systems that provide excellent functionality and support on-premise and private cloud delivery environments with identical functionality.

- Expanding each core client relationship by cross-selling complementary/payment products and services that enhance the functionality provided by our core processing systems.

- Delivering non-core highly specialized core-agnostic complementary/payment products and services to banks and credit unions, including institutions not utilizing one of our core processing systems, and diverse corporate entities.

- Developing and deploying a long-term technology modernization strategy to provide public cloud-native solutions that provide clients with greater flexibility, optionality, open integration, speed to market, and other benefits.

- Upholding a company-wide commitment to service that consistently exceeds our clients' expectations and generates high levels of retention.

- Carrying out a large client strategy that focuses on deep engagement with banks and credit unions to align objectives, optimize revenue streams, and foster collaborative growth and innovation through continuous engagement and commitment to excellence.

- Growing our market share of services to small and medium-sized businesses offering features through banks and credit unions.

- Building, maintaining, and enhancing a protected environment and tools that help our clients and Jack Henry protect accountholder data, assets, and comply with regulations.

- Maintaining a disciplined acquisition strategy.

Technology Modernization Strategy

Our public cloud-native technology modernization strategy seeks to enable our bank and credit union clients to innovate faster, differentiate themselves in the markets they serve, and meet the evolving needs of their accountholders.

The Jack Henry Platform™ is the centerpiece of this strategy and operates as a single public cloud-native, API-first platform, which we are developing into a fully functional modern alternative for existing core functions. The platform includes services like wire transfers, a centralized data hub for reporting and analysis, exception item processing, general ledger, deposit servicing, and entitlements. These services can be combined with other Jack Henry public cloud-native solutions, such as digital banking, digital payments, and fraud detection, as well as third-party provider solutions on a single, unified platform.

The Jack Henry Platform leverages public cloud advantages, including high system availability, rapid processing, modern security standards, easily deployable upgrades, and scalability.

Acquisition Strategy

We have a disciplined approach to acquisitions and have been successful in supplementing our organic growth with 35 strategic acquisitions since the end of fiscal year 1999. We continue to explore acquisitions that have the potential to:

- Expand our suite of complementary/payment products and services.

- Provide products and services that can be sold to both existing core and non-core clients as well as outside our core base to new clients.

- Accelerate our internal development efforts for technology modernization.

- Provide selective opportunities to sell outside our traditional markets in the financial services industry.

After nearly 50 years in business, we have very few gaps in our product line, so it is increasingly difficult to find proven products or services that would enable our clients and prospects to better optimize their business opportunities or solve specific operational issues. In addition, we see few acquisition opportunities that would expand our market or enable our entry into adjacent markets within the financial services industry that are fairly priced or that we could assimilate into our Company without material distractions.

We have a solid track record of executing acquisitions from both a financial and operational standpoint, and we will continue to pursue acquisition opportunities that support our strategic direction, complement and accelerate our organic growth, and generate long-term profitable growth for our stockholders. While we seek to identify appropriate acquisition opportunities, we will continue to explore alternative ways to leverage our cash position and balance sheet to the benefit of our stockholders, such as continued investment in new products and services for our clients, repurchases of our stock, and continued payment of dividends.

Our most recent acquisition was:

Fiscal Year	Company or Product Name	Products and Services
2023	Payrailz, LLC ("Payrailz")	Provider of cloud-native modern digital payment capabilities leveraging AI and machine learning features for the financial services industry.

Solutions

- Our core banking solutions support commercial banks with information and transaction processing platforms that provide enterprise-wide automation. We have three functionally distinct core bank processing systems and many fully integrated complementary/payment solutions, including business intelligence and bank management, retail and business banking, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our core banking solutions have state-of-the-art functional capabilities, and we can re-market the hardware required by on-premise use of each software system. Our banking solutions can be delivered on-premise or through our private cloud delivery model and are backed by a company-wide commitment to provide exceptional client support.

- Our core credit union solutions support credit unions of all sizes with an information and transaction processing platform that provides enterprise-wide automation. Our solution includes one flagship core processing system and many fully integrated complementary/payment solutions, including business intelligence and credit union management, accountholder and accountholder business services, digital and mobile internet banking and electronic payment solutions, fraud and risk management and protection, account origination, and item and document imaging solutions. Our credit union solution also has state-of-the-art functional capabilities. We also re-market the hardware required by on-premise use of the software system. Our credit union solution can be delivered on-premise, through our private cloud, or through our partner private cloud delivery models. Each is backed by our company-wide commitment to provide exceptional client support.

- Our non-core solutions for banks, credit unions, and diverse corporate entities are specialized products and services assembled primarily through our focused diversification acquisition strategy. These core-agnostic solutions are compatible with a wide variety of information technology platforms and operating environments and offer a large number of complementary/payment solutions, including proven solutions for generating additional revenue and growth, increasing security and mitigating operational risks, and/or controlling operating costs. Our non-core products and services enhance the performance of banks and credit unions of all asset sizes and charters, and diverse corporate entities. These distinct products and services can be implemented individually or as solution suites to address specific business problems or needs and enable effective responses to dynamic industry trends.

We are committed to developing and maintaining modern and integrated solutions supported by high service levels. We continuously update and improve these solutions through an interactive client enhancement process, ensuring compliance with relevant regulations, and incorporating proven advances in technology. Our goal is to uphold our Company's reputation as a premium solution and service provider.

Core Software Systems

Core software systems primarily consist of the integrated applications required to process deposit, loan, and general ledger transactions, and to maintain centralized accountholder information.

Our core banking solutions consist of three software systems marketed to banks, and our core credit union solution consists of one software system marketed to credit unions. These core systems are available for on-premise installation at client sites, or banks and credit unions can choose to leverage our private cloud environment for ongoing information processing.

Core banking platforms are:

- **SilverLake System®,** a robust system primarily designed for commercial-focused banks that currently serves banks with assets ranging from $1 billion to over $55 billion. Some progressive smaller banks and de novo (start-up) banks also select SilverLake. This system is in use by 520 banks, and now serves nearly 12% of the domestic banks in the $55 billion and under asset range.

- **CIF 20/20®,** a parameter-driven, easy-to-use system that now supports 260 banks ranging from de novo institutions to those with assets of $6 billion.

- **Core Director®,** a cost-efficient system with point-and-click operation that now supports over 170 banks ranging from de novo institutions to those with assets of $2 billion.

Core credit union platform is:

- **Symitar® (formerly known as Episys®),** a robust system designed specifically for credit unions. It has been implemented by approximately 715 credit unions with assets ranging from $20 million to $33 billion, and according to National Credit Union Administration ("NCUA") data, is the system implemented by more credit unions with assets exceeding $25 million than any other credit union core system.

Clients electing to install our solutions on-premise license the proprietary software systems. The majority of these clients pay ongoing annual software maintenance fees. We re-market the hardware, hardware maintenance, and peripheral equipment that is required by on-premise use of our software solutions; and we perform software implementation, data conversion, training, ongoing support, and other related services. On-premise clients generally license our core software systems under a standard license agreement that provides a fully paid, nonexclusive, nontransferable right to use the software on a single computer at a single location.

Clients can eliminate the significant up-front capital expenditures required by on-premise installations and the responsibility for operating information and transaction processing infrastructures by leveraging our private cloud environment for those functions. Our core private cloud services are provided through a highly resilient data center configuration across multiple physical locations. We also provide image item processing services from two host/archive sites and several key entry and balancing locations throughout the country. We print and mail accountholder statements for banks and credit unions from three regional printing and rendering centers. Clients electing to outsource their core processing typically sign contracts for six years that include "per account" fees and minimum guaranteed payments during the contract period.

We are dedicated to meeting the evolving business needs of our core bank and credit union clients by continuously enhancing each core system, introducing new integrated complementary products regularly, integrating practical new technologies, and adhering to regulatory compliance initiatives. Additionally, we serve as a single point of contact for each core client for support and accountability.

Complementary Products and Services

We have a large number of complementary/payment products and services that are targeted to our core banks and credit unions. Many of these are selectively sold to banks and credit unions that use other core processing systems.

These complementary/payment solutions enable core bank and credit union clients to respond to evolving accountholder demands, expedite speed-to-market with competitive offerings, increase efficiency, address specific operational needs, and generate new revenue streams. The highly specialized solutions enable diverse banks, credit unions, and corporate entities to generate additional revenue and growth opportunities, increase security, mitigate operational risks, and control operating costs.

We regularly introduce new products and services based on demand for integrated complementary/payment solutions from our existing core clients and based on the growing demand among banks, credit unions, and corporate entities for specialized solutions capable of increasing revenue and growth opportunities, mitigating and controlling operational risks, and/or containing costs. Our Industry Research department solicits client guidance on the business solutions they need, evaluates available solutions and competitive offerings, and manages the introduction of new product offerings. Our new complementary/payment products and services are developed internally, acquired, or provided through strategic alliances.

Implementation and Training

Most of our core bank and credit union clients contract with us for implementation and training services in connection with their systems and additional complementary products.

A complete core system implementation typically includes detailed planning, project management, data conversion, and testing. Our experienced implementation teams travel to client facilities or work remotely with clients to help manage the implementation process and ensure that all data is transferred from the legacy system to the Jack Henry system. Our implementation fees are fixed or hourly based on the core system being installed.

We also provide extensive initial and ongoing education to our clients. We have a comprehensive training program that supports new clients with basic training and longtime clients with continuing education. The training enables banks and credit unions to maximize the use of our core and complementary solutions, learn about ongoing system enhancements, and understand evolving legislative and regulatory requirements.

Support and Services

We serve our core clients as a single point of contact and support for the solutions we provide. Our comprehensive support infrastructure incorporates:

- High service standards.

- Trained support staff available up to 24 hours a day, 365 days a year.

- Assigned account team.

- Sophisticated support tools, resources, and technology.

- Broad experience converting diverse banks and credit unions to our core platforms from competitive platforms.

- Highly effective change management and control processes.

- Best practices methodology developed and refined through the company-wide, day-to-day experience.

Most on-premise clients contract for annual software support services, and this represents a significant source of recurring revenue for Jack Henry. These support services are typically priced at approximately 20% of the respective product's software license fee. The subsequent years' service fees generally increase as client assets increase and as additional complementary products are purchased. Annual software support fees typically are billed during June and are paid in advance for the entire fiscal year, with proration for new product implementations that occur during the fiscal year. Hardware support fees also are usually paid in advance for entire contract periods which typically range from one to five years. Most support contracts automatically renew unless the client or Jack Henry gives notice of termination at least 30 days prior to contract expiration.

High levels of support are provided to our private cloud clients by the same support infrastructure utilized for on-premise clients. However, these support fees are included as part of monthly private cloud fees.

Hardware Systems

Our software systems operate on a variety of hardware platforms. We have established remarketing agreements with IBM Corporation, and many other hardware providers that allow Jack Henry to purchase hardware and related maintenance services at a discount and resell them directly to our clients. We currently sell IBM Power Systems™; Lenovo®, Dell, Hewlett Packard Enterprise, and Cisco servers and workstations; Canon®, Digital Check, Epson®, and Panini® check scanners; and other devices that complement our software solutions.

Digital Products and Services

Jack Henry Digital provides a unified platform of digital products and services, anchored by the Banno Digital Platform™. This native and browser-based banking solution empowers community and regional banks and credit unions to strategically enhance their digital offerings and compete effectively with larger banks and tech companies. It's a comprehensive business and retail open platform delivering attractive, fast, cloud-native applications for accountholders and cloud-based, core-connected back-office tools for employees. Our treasury platform is a separate digital product that services the needs of banks' and credit unions' larger commercial customers.

Payment Solutions

Electronic payment solutions provide our clients with the tools necessary to be at the forefront of payment innovation with secure payment processing designed to simplify complex payment processing, attract profitable retail and commercial accounts, increase operating efficiencies, comply with regulatory mandates, and proactively mitigate and manage payment-related risk.

- **JHA Card Processing Solutions™ ("CPS")** supports full-service and in-house debit and credit card programs, as well as an agent credit option, backed by a comprehensive suite of tools for 24/7 fraud mitigation, digital payments, full-service dispute management, plastics manufacturing and personalization, loyalty programs, data analytics, and ATM terminal driving. In addition, advisory services are offered to support a variety of needs including card portfolio growth, start-up program consultation, as well as customized fraud management; all tailored to individual bank and credit union goals and concerns .

- **Enterprise Payment Solutions ("EPS")** is a comprehensive payments engine, offering an integrated suite of Automated Clearing House ("ACH"), instant payments, credit card, and remote deposit capture processing that includes supporting tools for accounts receivable posting, risk management, reporting, and application interfaces ("APIs") for banks, credit unions, businesses, and fintechs of all sizes. EPS helps clients succeed in today's competitive market to increase revenue, improve efficiencies, better manage compliance, and enhance accountholder relationships.

- **Payrailz™ Payments Platform** provides consumers and businesses with money movement options through their bank's or credit union's digital platforms. It supports our technology modernization strategy by providing next-generation, cloud-native digital payment capabilities to our payment ecosystem. This money movement payments platform incorporates artificial intelligence ("AI") to make predictive and proactive recommendations, a flexible modern user experience, a layered security model, an automated fraud feature powered by machine learning, and a contemporary, adaptable administrative portal. In addition to bill payment capabilities, we provide a 'pay a loan' feature, an 'open looped' real-time person-to-person ("P2P") solution, and account-to-account ("A2A") transfer features. The array of money movement options maintains consumer and business engagement with the bank or credit union.

- **JHA PayCenter™** provides banks and credit unions with a single entry point to both Zelle® and Real Time Payments ("RTP") networks, and the Federal Reserve's FedNow® network. PayCenter manages the certification process and mandatory updates from the networks, simplifies integration with toolkits, and provides fraud monitoring. Banks and credit unions can send and receive transactions instantly 24 hours a day, 365 days a year, through our core and complementary solutions.

- **Payments as a Service ("PaaS")** supports embedded payment capabilities and ties together and further enhances the complete array of electronic payments functionality with a front-end Payments Developers Experience Portal, APIs, and back-end data analytics.

Research and Development

We invest significant resources in ongoing research and development to build new software solutions and services and enhance existing solutions with additional functionality and features required to ensure regulatory compliance. We enhance our core and complementary systems a minimum of once each year. Product-specific enhancements are largely client-driven with recommended opportunities formally gathered through focus groups, change control boards, strategic initiatives meetings, annual user group meetings, and ongoing client contact. We also continually evaluate and implement process improvements that expedite the delivery of new products and enhancements to our clients and reduce related costs.

Research and development expenses (in thousands) for fiscal 2025, 2024, and 2023 were $162,771, $148,256, and $142,678, respectively. We recorded capitalized software (in thousands) in fiscal 2025, 2024, and 2023 of $172,445, $167,175, and $166,120, respectively.

Sales and Marketing

We serve established, well-defined markets that provide ongoing sales and cross-sell opportunities.

The marketing and sales initiatives within the core business lines are primarily focused on identifying banks and credit unions evaluating alternative core information and transaction processing solutions. Our non-core specialized core-agnostic niche solutions are sold to complement existing technology platforms to banks and credit unions of all asset sizes and charters.

Sales executives are responsible for the activities required to earn new clients in assigned territories, and regional account executives are responsible for nurturing client relationships and cross selling additional products and services. Our sales professionals receive base salaries and performance-based commission compensation. Sales support staff provide a variety of services, including product and service demonstrations, responses to prospect-issued requests-for-proposals, and proposal and contract generation. Our marketing department supports sales with lead generation and brand-building activities, including participation in state-specific, regional, and national trade shows; print and online advertising; client newsletters; ongoing promotional campaigns; and media relations. We also host an annual national education conference, which provides opportunities to network with existing clients and demonstrate new products and services.

Jack Henry has sold select products and services outside the United States, primarily in Latin America, the Caribbean and Canada. International sales accounted for less than 1% of Jack Henry's total revenue in each of fiscal 2025, 2024, and 2023.

Competition

The market for companies providing technology solutions to financial services organizations is competitive, and we expect that competition from both existing competitors and companies entering our existing or future markets will remain strong. Some of our current competitors have longer operating histories, larger client bases, and greater financial resources. The principal competitive factors affecting the market for technology solutions include culture, service, innovation, strategy, and execution, along with product/service functionality, price, operating flexibility, and ease-of-use. For more than a decade, there has been significant consolidation among providers of products and services designed for banks and credit unions, and this consolidation is expected to continue in the future.

Our core solutions compete with large vendors that provide information and transaction processing solutions to banks and credit unions, including Fidelity National Information Services, Inc.; Fiserv, Inc.; Corelation, Inc.; and Finastra. Our non-core specialized solutions compete with an array of disparate vendors that provide niche solutions to financial services organizations and corporate entities.

Intellectual Property, Patents, and Trademarks

Although we believe our success depends upon our technical expertise more than our proprietary rights, our future success and ability to compete depend in part upon our proprietary technology. We have registered or filed applications for our primary trademarks. Most of our technology is not patented. Instead, we rely on a combination of contractual rights, copyrights, trademarks, and trade secrets to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our associates, consultants, resellers, clients, and prospects. Access to and distribution of our Company's source code is restricted, and the disclosure and use of other proprietary information is further limited. Despite our efforts to protect our proprietary rights, unauthorized parties can attempt to copy or otherwise obtain, or use our products or technology.

Regulatory Compliance

Jack Henry maintains a corporate commitment to address compliance issues and implement requirements imposed by federal regulators prior to the effective date of such requirements when adequate prior notice is given. Our compliance program is coordinated by a team of qualified compliance professionals with extensive regulatory agency and financial institution experience, knowledge and understanding of Federal consumer protection regulations, and a thorough working knowledge of Jack Henry and our solutions. These compliance professionals leverage multiple channels to remain informed about potential and recently enacted regulatory requirements, including discussions on emerging topics with the Federal Banking Agencies ("FBA"), and training sessions sponsored by various professional associations.

We have processes in place to inform internal stakeholders of new and revised regulatory requirements. Upcoming regulatory changes also are presented to the Company's development teams through periodic regulatory compliance meetings and the necessary product changes are included in the ongoing product development cycle. We publish newsletters to keep our clients informed of regulatory changes that could impact their operations. Periodically, client advisory groups are assembled to discuss significant regulatory changes.

Internal audits of our systems, networks, operations, business recovery plans, and applications are conducted and specialized outside firms are periodically engaged to perform testing and validation of our systems, processes, plans, and security. The FBA conducts ongoing examinations of the Company and issues Reports of Examination. The Board of Directors provides oversight of these activities through the Risk and Compliance Committee and the Audit Committee.

Government Regulation

The financial services industry is subject to extensive and complex federal and state regulation. All financial institutions are subject to substantial regulatory oversight and supervision. Our products and services must comply with the extensive and evolving regulatory requirements applicable to our clients, including but not limited to those mandated by federal truth-in-lending and truth-in-savings rules, the Privacy of Consumer Financial Information regulations, usury laws, the Equal Credit Opportunity Act, the Fair Housing Act, the Electronic Funds Transfer Act, the Fair Credit Reporting Act, the Bank Secrecy Act, the USA Patriot Act, the Gramm-Leach-Bliley Act, the Community Reinvestment Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. The compliance of Jack Henry's products and services with these requirements depends on a variety of factors, including the parameters set through the interactive design, the classification of clients, and the manner in which the client utilizes the products and services. Our clients are contractually responsible for assessing and determining what is required of them under these regulations and then we provide solutions that assist them in meeting their regulatory needs through our products and services. We cannot predict the impact these regulations, any future amendments to these regulations or any newly implemented regulations will have on our business in the future.

Jack Henry is not chartered by the Office of the Comptroller of Currency ("OCC"), the Board of Governors of the Federal Reserve System, the FDIC, the NCUA or other federal or state agencies that regulate or supervise depository institutions. However, operating as a service provider to banks and credit unions, Jack Henry's operations are governed by the same regulatory requirements as those imposed on financial institutions, and subject to periodic reviews by FBA regulators who have broad supervisory authority to remedy any shortcomings identified in such reviews. Jack Henry is also subject to periodic examinations by the Consumer Financial Protection Bureau ("CFPB"), which provides supervision and enforcement related to federal consumer financial laws applicable to some products and services offered by our clients.

We provide private cloud services through Jack Henry Processing Services™ for banks and EASE Processing Services™ for credit unions. We provide data centers and electronic transaction processing through JHA Card Processing Solutions™, internet banking through NetTeller® and Banno™ online solutions, bill payment through our Payrailz™ Payments Platform, network security monitoring and Hosted Network Solutions ("HNS") through our Gladiator® unit, cloud services through Hosted Partner Services and Enterprise Integration Services, and business recovery services through Centurion Disaster Recovery®.

Our private cloud services are subject to examination by FBA regulators under the Bank Service Company Act. These examinations cover a wide variety of subjects, including system development, functionality, reliability, and security, as well as disaster preparedness and business recovery planning. Our private cloud services are also subject to examination by state banking authorities on occasion.

Human Capital

Our Associates

As of June 30, 2025, Jack Henry had approximately 7,240 full-time and part-time associates. Our associates are not covered by a collective bargaining agreement and there have been no labor-related work stoppages.

Talent Attraction and Engagement

Our people and culture strategy is focused on attracting, engaging, and retaining associates that are qualified and innovative with future-ready technical skills. We are an equal opportunity employer and are committed to considering all qualified candidates for employment.

We seek non-traditional talent streams to help identify candidates from underrepresented groups. Our internship attracts college and university students, and our apprenticeship program offers paid training and work for candidates with little to no traditional experience, such as computer coding. Both programs can lead to full-time employment.

We are committed to fostering a respectful and inclusive workplace where all individuals are treated with respect and dignity, and we focus on ensuring all associates feel they belong at Jack Henry.

Business Innovation Groups ("BIGs"), which are open to all associates, help us to foster a culture of inclusion and belonging. These groups provide input and suggestions to address business problems and offer education and training to foster inclusion and belonging. As of June 30, 2025, we had over 1,770 unique associates and nearly 2,810 combined associates participating in six active BIGs. A significant portion of the Company's associates work remotely on either a full-time or hybrid remote/office basis. The Company remains focused on equipping all associates with the tools necessary to effectively communicate, collaborate, and build connections in a remote environment, including ensuring leaders have the skills needed to effectively lead dispersed teams.

We seek to actively listen to our associates throughout the year using a defined and continuous listening strategy designed to gather regular feedback on well-being, engagement, leadership, ethics, culture and values, satisfaction, and sense of belonging, through channels such as our annual engagement survey, pulse surveys, skip-a-level interviews, and town halls. This comprehensive strategy allow us to respond to associate concerns, benefit from associate perspectives, and better design and develop processes to support our Company culture. Associates can learn about changes through our internal online news center, regular email communications, monthly Manager Forum events, quarterly associate update videos, or all-associate town hall meetings delivered by senior management.

Learning and Development

Our success depends not only on attracting and retaining talented associates, but also in developing our current associates and providing new opportunities for their growth. We offer our associates numerous live and on-demand courses, resources, and training programs to help them build knowledge, improve skills, and develop their career at Jack Henry. Learning opportunities include mandatory courses, as well as recommended content in areas such as leadership development, technical skills, business acumen, innovation, and change management. Jack Tracks, an annual, company-wide virtual learning event, offers associates a large selection of curated topics such as technical and operational readiness, technology trends, company solutions, and industry trends.

Recognizing the importance of mentoring in career development, we host an internal mentorship marketplace, which allows prospective mentors and mentees to connect and self-initiate a mentoring relationship. Career mobility and personal development resources are available to all associates through dedicated intranet sites including an internal career website where associates can explore new opportunities, register their skills, and view salary ranges. We continue to strengthen our leadership capacity by providing training on effective coaching practices to leaders of the Company.

We recognize and value the contribution of our associates who develop, improve, and support our technology solutions. Access to on-demand technical training libraries, customized learning plans, certification programs, and classes facilitated by external experts are available to advance their technical expertise. When there is a critical skill need or where the technology landscape is rapidly changing, we provide unique learning solutions to align associates' development with our strategic initiatives.

Wellness and Safety

We emphasize the safety and well-being of our associates as a top priority. We define wellness holistically and include mental, physical, emotional, financial, psychological, and environmental considerations. Our benefit plan offerings include supportive and dedicated campaigns that communicate directly to associates about financial wellness, mental health, healthful nutrition and exercise, and other wellness topics. Associate well-being is further supported through policies such as remote work, paid parental leave, military service leave, educational assistance, and bereavement leave policies, as well as paid time off, adoption assistance, an employee assistance program, wellness incentives, and paid community volunteer hours.

Available Information

Jack Henry's website is easily accessible to the public at **jackhenry.com**. The "Investor Relations" portion of the website provides key corporate governance documents, the code of conduct, an archive of press releases, and other relevant Company information. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other filings and amendments thereto that are made with the SEC also are available free of charge on our website as soon as reasonably practical after these reports have been filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at **https://www.sec.gov**.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is quoted on the Nasdaq Global Select Market ("Nasdaq") under the symbol "JKHY."

The Company established a practice of paying quarterly dividends in fiscal 1991 and has paid dividends with respect to every quarter since that time. The declaration and payment of any future dividends will continue to be at the discretion of our Board of Directors and will depend upon, among other factors, our earnings, capital requirements, contractual restrictions, and operating and financial condition. The Company does not currently foresee any changes in its dividend practices.

On August 8, 2025, there were approximately 347,295 holders of the Company's common stock, including individual participants in security position listings.

Issuer Purchases of Equity Securities

The following shares of the Company were repurchased during the quarter ended June 30, 2025:

	Total Number of Shares Purchased [1]	Average Price of Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans [1]
April 1 – April 30, 2025	—	$	—	3,411,018
May 1 – May 31, 2025	—	$	—	3,411,018
June 1 – June 30, 2025	—	$	—	3,411,018
Total	**—**	**$**	**—**	**3,411,018**

(1) Total stock repurchase authorizations approved by the Company's Board of Directors as of May 14, 2021 were for 35.0 million shares. Under these authorizations, the Company has repurchased and not re-issued 31,579,598 shares and has repurchased and re-issued 9,384 shares. The authorizations have no specific dollar or share price targets and no expiration dates.

Performance Graph

The following chart presents a comparison for the five-year period ended June 30, 2025, of the market performance of the Company's common stock with the Standard & Poor's 500 ("S&P 500") Index and the Standard & Poor's Composite 1500 Software & Services ("S&P 1500 Software & Services") Index. Historic stock price performance is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Jack Henry & Associates, Inc., the S&P 500 Index, and the S&P 1500 Software & Services Index



The following information depicts a line graph with the following values :

	2020	2021	2022	2023	2024	2025
JKHY	100.00	89.86	100.03	94.07	94.57	103.95
S&P 500	100.00	140.79	125.85	150.51	187.47	215.89
S&P Composite 1500 Software & Services	100.00	133.46	111.53	144.74	184.18	215.90

This comparison assumes $100 was invested on June 30, 2020, and assumes reinvestments of dividends.

The stock performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following section provides management's view of the Company's financial condition and results of operations and should be read in conjunction with the audited consolidated financial statements, and related notes included elsewhere in this report. All dollar and share amounts, except per share amounts, are in thousands and discussions compare fiscal 2025 to fiscal 2024. Discussions of fiscal 2023 items and comparisons between fiscal 2023 and fiscal 2024 that are not included in this Form 10-K can be found in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

OVERVIEW

Jack Henry & Associates, Inc. is a well-rounded financial technology company headquartered in Monett, Missouri, that employs approximately 7,240 full-time and part-time associates nationwide, and is a leading provider of technology solutions and payment processing services primarily to community and regional banks and credit unions. Our solutions serve approximately 7,400 clients and consist of integrated data processing systems solutions to banks ranging from de novo to multi-billion-dollar institutions with assets up to $55 billion, core data processing solutions for credit unions of all sizes, and non-core highly specialized core-agnostic products and services that enable banks and credit unions of every asset size and charter, and diverse corporate entities outside the financial services industry, to mitigate and control risks, optimize revenue and growth opportunities, and contain costs. Our integrated solutions are available for on-premise installation and delivery in our private and public cloud .

Each of our solutions shares the fundamental commitment to provide high-quality business systems, service levels that consistently exceed client expectations, and integration of solutions and practical new technologies. The quality of our solutions, our high service standards, and the fundamental way we do business typically foster long-term client relationships, attract prospective clients, and have enabled us to capture substantial market share.

Through internal product development, disciplined acquisitions, and alliances with companies offering niche solutions that complement our proprietary solutions, we regularly introduce new products and services and generate new cross-sales opportunities. We provide compatible computer hardware for our on-premise installations and secure processing environments for our outsourced solutions in our private and public cloud. We perform data conversions, software implementations, initial and ongoing client training, and ongoing client support services.

We believe our primary competitive advantage is client service. Our support infrastructure and strict standards provide service levels that generate high levels of client satisfaction and retention. We consistently measure client satisfaction using a variety of surveys, such as an annual survey on the client's anniversary date and randomly-generated surveys initiated each day by routine support requests. Dedicated surveys are also used to grade specific aspects of our client experience, including product implementation, education, and consulting services.

Our two primary revenue streams are "services and support" and "processing." Services and support includes: "private and public cloud" revenues that predominantly have contract terms of six years at inception; "product delivery and services" revenues, which include revenues from the sales of licenses, implementation services, deconversions, consulting, and hardware; and "on-premise support" revenues, composed of maintenance fees that primarily contain annual contract terms. Processing includes: "remittance" revenues from payment processing, remote capture, and ACH transactions; "card" revenues, including card transaction processing and monthly fees; and "transaction and digital" revenues, which include transaction and mobile processing revenues. We continually seek opportunities to increase revenue while at the same time containing costs to expand margins.

We have four reportable segments: Core, Payments, Complementary, and Corporate and Other. The respective segments include all related revenues along with the related cost of revenue.

A detailed discussion of the major components of the results of operations follows.

RESULTS OF OPERATIONS

FISCAL 2025 COMPARED TO FISCAL 2024

In fiscal 2025, total revenue increased 7.2% or $159,745, compared to fiscal 2024. Reducing total revenue for deconversion revenue of $33,905 in the current fiscal year and $16,554 in the prior fiscal year, results in a 6.5% increase, or $142,394. This increase was mainly driven by growth in data processing and hosting within cloud revenue as new clients were added and volumes expanded, card processing revenue primarily from expanded fraud detection and prevention risk management services and monthly service fees, digital revenue as active monthly users and volumes increased, and payment processing revenue from expanding volumes and new client revenue.

Operating expenses increased 4.7%, or $80,421, in fiscal 2025 compared to fiscal 2024. Reducing total operating expenses for deconversion costs of $6,242 in the current fiscal year and $3,408 in the prior fiscal year and for VEDIP related costs of $16,443 in the prior fiscal year, results in a 5.5% increase, or $94,031 (The VEDIP program was a Company voluntary separation program offered to certain eligible associates who chose to participate in the program from July through December 2023, including immaterial payments that continued into calendar 2024). The increase in operating expenses was primarily due to higher direct costs generally commensurate with increases in the related lines of revenue, higher personnel costs including increases in compensation costs during the trailing twelve months, and higher internal licenses and fees from price increases and more deployments in the current fiscal year.

As we move into fiscal 2026 – our 50th year in business – we are excited and confident about our future, and we remain well-positioned to deliver durable, consistent growth and attractive results for our shareholders. Technology spending by financial institutions remains strong, and there is clear demand for our differentiated and innovative technology solutions. We have a very healthy sales pipeline and a proven ability to attract and win deals, especially with larger financial institutions. Our unwavering focus on culture, service, innovation, strategy, and execution continues to set us apart in the market and will enable us to drive continued industry-leading revenue growth with strong margin expansion, benefiting our associates, clients, and shareholders.

A detailed discussion of the major components of the results of operations for the fiscal year ended June 30, 2025 compared to the fiscal year ended June 30, 2024 follows.

REVENUE

Services and Support Revenue

Year Ended June 30,

	2025	2024	% Change
Services and support	$ **1,361,737**	$ 1,275,954	**6.7%**
Percentage of total revenue	**57%**	58%	

Services and support includes: "private and public cloud" fees, which predominantly have contract terms of six years at inception; "product delivery and services" revenue, which includes revenue from the sales of licenses, implementation services, deconversion fees, consulting, and hardware; and "on-premise support" revenue, which is composed primarily of maintenance fees with annual contract terms.

In the fiscal year ended June 30, 2025, services and support revenue increased 6.7% compared to the prior fiscal year. Reducing total services and support revenue by deconversion revenue for each year, which totaled $33,905 in fiscal 2025 and $16,554 in fiscal 2024, services and support revenue grew 5.4%. This increase was primarily driven by higher data processing and hosting within cloud revenue as new clients were added and volumes expanded and increased consulting, work order, and release revenues, partially offset by the decrease in license and hardware revenues, year over year.

Processing Revenue

Year Ended June 30 ,

	2025	2024	% Change
Processing	$ **1,013,551**	$ 939,589	**7.9%**
Percentage of total revenue	**43%**	42%	

Processing revenue includes: "remittance" revenue from payment processing, remote capture, and ACH transactions; "card" fees, including card transaction processing and monthly fees; and "transaction and digital" revenue, which includes transaction and mobile processing fees.

Processing revenue increased 7.9% for the fiscal year ended June 30, 2025, compared to the fiscal year ended June 30, 2024. This increase was driven by growth in card from expanded fraud detection and prevention risk management services and monthly service fees, digital revenue as active monthly users and volumes increased, and payment processing revenue from expanding volumes and new client revenue.

OPERATING EXPENSES

Cost of Revenue

	Year Ended June 30 ,		
	2025	2024	% Change
Cost of revenue	$ **1,360,747**	$ 1,299,477	**4.7%**
Percentage of total revenue	**57%**	59%	

Cost of revenue for fiscal 2025 increased 4.7% compared to fiscal 2024. Reducing total cost of revenue for deconversion costs of $3,517 in the current fiscal year and $2,231 in the prior fiscal year results in a 4.6% increase. This increase was driven by higher direct costs consistent with increases in the related revenue and higher personnel costs including increases in compensation costs during the trailing twelve months. Cost of revenue decreased 2% as a percentage of total revenue for fiscal 2025 compared to fiscal 2024.

Research and Development

	Year Ended June 30,		
	2025	2024	% Change
Research and development	$ **162,771**	$ 148,256	**9.8%**
Percentage of total revenue	**7%**	7%	

We devote significant effort and expense to develop new software and service products and continually upgrade and enhance our existing offerings. We believe our research and development efforts are highly efficient because of the extensive experience of our research and development staff and because our product development is highly client driven.

Research and development expenses for fiscal 2025 increased 9.8% compared to fiscal 2024. This increase was primarily due to higher personnel costs including increased compensation costs and employee headcount additions in the trailing twelve months and internal license and fees expenses from price increases and more deployments in the current fiscal year. The increase in this expense category for the current fiscal year reflects our continuing commitment to the development of strategic products. Research and development expense remained consistent as a percentage of total revenue for fiscal 2025 compared to fiscal 2024.

Selling, General, and Administrative

	Year Ended June 30,		
	2025	2024	% Change
Selling, general, and administrative	$ **283,055**	$ 278,419	**1.7%**
Percentage of total revenue	**12%**	13%	

Selling, general, and administrative costs included all expenses related to sales efforts, commissions, finance, legal, and human resources, plus all administrative costs.

Selling, general, and administrative expenses for fiscal 2025 increased 1.7% compared to fiscal 2024. Reducing total selling, general, and administrative expense for deconversion costs from each year, which totaled $2,725 in fiscal 2025 and $1,177 in fiscal 2024 and VEDIP program expenses of $16,443 in the prior fiscal year, results in a 7.5% increase. This increase was primarily due to higher personnel costs, excluding severance, including increased compensation and employee headcount additions in the trailing twelve months, increased travel expenses, and higher contract labor, partially offset by the gain on the sale of assets in the current fiscal year compared to the loss on the sale of assets last fiscal year. Selling, general, and administrative expenses decreased 1% as a percentage of total revenue for fiscal 2025 compared to fiscal 2024.

INTEREST INCOME AND EXPENSE

Year Ended June 30,

	2025	2024	% Change
Interest income	$ 27,759	$ 25,012	11.0%
Interest expense	$ (10,438)	$ (16,384)	(36.3)%

Interest income increased over the prior fiscal year due to increased interest earned on balances fiscal year over fiscal year. Interest expense decreased in fiscal 2025 mainly due to the timing and amounts of borrowed and repaid balances ending the current fiscal year with no remaining debt outstanding.

PROVISION FOR INCOME TAXES

Year Ended June 30,

	2025	2024	% Change
Provision for income taxes	$ 130,288	$ 116,203	12.1%
Effective rate	22.2%	23.3%	

The decrease in the Company's effective tax rate in fiscal 2025 compared to fiscal 2024 was the result of differences in the change in uncertain tax positions between the two periods as well as a favorable state law change in the current fiscal year.

NET INCOME

Year Ended June 30,

	2025	2024	% Change
Net income	$ 455,748	$ 381,816	19.4%
Diluted earnings per share	$ 6.24	$ 5.23	19.3%

Net income grew 19.4% to $455,748, or $6.24 per diluted share, in fiscal 2025 from $381,816, or $5.23 per diluted share, in fiscal 2024. The diluted earnings per share increase fiscal year over fiscal year was 19.3%. This increase was primarily due to organic growth in our lines of revenue and the decrease in one-time severance expenses related to VEDIP fiscal year over fiscal year, partially offset by higher operating expenses in fiscal 2025 compared to fiscal 2024 .

REPORTABLE SEGMENT DISCUSSION

The Company is a well-rounded financial technology company and is a leading provider of technology solutions and payment processing services primarily to community and regional banks and credit unions. The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized accountholder information. The Payments segment provides secure payment processing tools and services, including ATM, debit, and credit card processing services, online and mobile bill pay solutions, ACH origination and remote deposit capture processing, and risk management products and services. The Complementary segment provides additional software, hosted processing platforms, and services, including digital/mobile banking, treasury services, online account opening, fraud/anti-money laundering ("AML") and lending/deposit solutions that can be integrated with the Company's Core solutions, and many can be used independently. The Corporate and Other segment includes revenue and costs from hardware and other products not attributed to any of the other three segments, as well as operating expenses not directly attributable to the other three segments.

The Company evaluates the performance of its segments and allocates resources to them based on various factors, including performance against trend, budget, and forecast. Only revenue and costs of revenue are considered in the evaluation for each segment.

Immaterial adjustments between segments were made in fiscal 2025 to reclassify cost of revenue that was recognized in fiscal years 2024 and 2023. These reclasses were made to be consistent with the current allocation of cost of revenue by segment. Cost of revenue reclassed for the fiscal year ended June 30, 2024, from Complementary to Corporate and Other, was $4,922. Cost of revenue reclassed for the fiscal year ended June 30, 2023, from Core and Complementary to Corporate and Other, was $64 and $5,206, respectively.

Core

	2025	% Change	2024
Revenue	$ 739,277	7.0%	$ 690,738
Cost of Revenue	$ 297,372	3.5%	$ 287,349

In fiscal 2025, revenue in the Core segment increased 7.0% compared to fiscal 2024. Reducing total Core revenue by deconversion revenue from both fiscal years, which totaled $14,765 in fiscal 2025 and $7,292 in fiscal 2024, Core segment revenue increased 6.0%. This increase was primarily driven by organic increases in our data processing and hosting revenue within cloud. Cost of revenue in the Core segment increased 3.5% for fiscal 2025 compared to fiscal 2024. Reducing total Core cost of revenue by deconversion costs from both fiscal years, which totaled $2,096 in fiscal 2025 and $1,065 in fiscal 2024, Core segment cost of revenue increased 3.1%. This increase was primarily due to increased direct costs associated with the organic growth in cloud revenue. Core segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2025 compared to fiscal 2024.

Payments

	2025	% Change	2024
Revenue	$ 873,498	6.8%	$ 817,708
Cost of Revenue	$ 460,151	4.1%	$ 442,084

In fiscal 2025, revenue in the Payments segment increased 6.8% compared to fiscal 2024. Reducing total Payments revenue by deconversion revenue from both fiscal years, which totaled $11,159 in fiscal 2025 and $5,836 in fiscal 2024, Payments segment revenue increased 6.2%. This increase was primarily driven by growth within card revenue and payment processing within remittance revenue. Cost of revenue in the Payments segment increased 4.1% for fiscal 2025 compared to fiscal 2024. This increase was primarily due to increased direct costs related to growth in the card and remittance revenue lines, increased personnel costs including higher compensation costs in the trailing twelve months, and increased internal licenses and fees expense from more deployments and pricing in the current fiscal year. Deconversion and/or severance costs did not significantly affect the Payments segment cost of revenue fiscal year over fiscal year. Payments segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2025 compared to fiscal 2024.

Complementary

	2025	% Change	2024
Revenue	$ 675,209	9.2%	$ 618,211
Cost of Revenue	$ 264,823	5.5%	$ 251,085

Revenue in the Complementary segment increased 9.2% for fiscal 2025 compared to fiscal 2024. Reducing total Complementary revenue by deconversion revenue from both fiscal years, which totaled $7,709 in fiscal 2025 and $3,217 in fiscal 2024, Complementary segment revenue increased 8.5%. This increase was primarily driven by organic increases in hosting and digital revenues within cloud and higher maintenance fee revenue. Cost of revenue in the Complementary segment increased 5.5% for fiscal 2025 compared to fiscal 2024. Reducing total Complementary cost of revenue by deconversion costs from both fiscal years, which totaled $1,119 in fiscal 2025 and $903 in fiscal 2024, Complementary segment cost of revenue increased 5.4%. This increase was primarily due to higher direct costs related to the organic growth in the digital and hosting within cloud revenue lines, increased personnel costs including higher compensation costs in the trailing twelve months, and higher amortization of capitalized software. Complementary segment cost of revenue decreased 1% as a percentage of revenue for fiscal 2025 compared to fiscal 2024.

Corporate and Other

	2025	% Change	2024
Revenue	$ 87,304	(1.8)%	$ 88,886
Cost of Revenue	$ 338,401	6.1%	$ 318,959

Revenue in the Corporate and Other segment decreased 1.8% for fiscal 2025 compared to fiscal 2024. Reducing total Corporate and Other revenue by deconversion revenue from both fiscal years, which totaled $272 in fiscal 2025 and $209 in fiscal 2024, Corporate and Other segment revenue decreased 1.9%. This decrease was mainly due to decreased hardware revenue, partially offset by increased processing fee revenue and software usage and subscription revenues within support.

Cost of revenue for the Corporate and Other segment includes operating expenses not directly attributable to any of the other three segments and increased 6.1% for fiscal 2025 compared to fiscal 2024. This increase was primarily related to higher direct costs, increased personnel costs including increased compensation costs and employee headcount additions in the trailing twelve months, and higher cloud consumption costs. Deconversion and/or severance costs did not significantly affect Corporate and Other cost of revenue fiscal year over fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents increased to $101,953 at June 30, 2025, from $38,284 at June 30, 2024. The following table summarizes net cash from operating activities in the statement of cash flows:

	Year Ended June 30,	
	2025	2024
Net income	$ 455,748	$ 381,816
Non-cash expenses	231,613	231,709
Change in receivables	15,056	28,219
Change in deferred revenue	(25,559)	(10,797)
Change in other assets and liabilities	(35,354)	(62,906)
Net cash provided by operating activities	$ 641,504	$ 568,041

Cash provided by operating activities for fiscal 2025 increased 12.9% compared to fiscal 2024, primarily due to the increase in Net income and the net changes in prepaid expenses, deferred costs and other and accrued expenses within Change in other assets and liabilities fiscal year over fiscal year. Cash from operations is primarily used to repay debt, pay dividends, repurchase stock, and for capital expenditures.

Cash used in investing activities for fiscal 2025 totaled $232,163 and included: $172,445 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $53,358, mainly for the purchase of computer equipment; $5,363 for the purchase and development of internal use software; and $2,000 for the purchase of investments. These expenditures were partially offset by proceeds from investments of $1,000 and $3 of proceeds from the sale of assets.

Cash used in investing activities for fiscal 2024 totaled $240,165 and included: $167,175 for the ongoing enhancements and development of existing and new product and service offerings; capital expenditures on facilities and equipment of $58,118, mainly for the purchase of computer equipment; $8,646 for the purchase of investments; and $7,130 for the purchase and development of internal use software. These expenditures were partially offset by $904 of proceeds from the sale of assets.

Financing activities used cash of $345,672 for fiscal 2025 and included: $164,644 for dividends paid to stockholders; borrowings and repayments on our credit facilities which netted to repayments of $150,000; and $35,051 for the purchase of treasury shares. These expenditures were partially offset by $4,023 of net cash inflow related to stock-based compensation.

Financing activities used cash in fiscal 2024 of $301,835 and included $155,877 for dividends paid to stockholders; borrowings and repayments on our revolving credit facility which netted to repayments of $125,000; and $28,055 for the purchase of treasury shares. These expenditures were partially offset by $7,097 of net cash inflow related to stock-based compensation.

Capital Requirements and Resources

The Company generally uses existing resources and funds generated from operations to meet its capital requirements. Capital expenditures totaling $53,358 and $58,118 for fiscal years ended June 30, 2025, and June 30, 2024, respectively, were made primarily for additional equipment and the improvement of existing facilities. These additions were funded from cash generated by operations. At June 30, 2025, the Company had $58,182 of significant outstanding purchase commitments related to property and equipment. We assessed our liquidity needs throughout fiscal 2025, and determined we had adequate capital resources and sufficient access to external financing sources to satisfy our current and reasonably anticipated funding needs. We will continue to monitor and assess these needs going forward.

At June 30, 2025, the Company had contractual obligations of $1,700,611, including operating lease obligations, and $1,643,789 related to off-balance sheet contractual purchase obligations. Included in off-balance sheet contractual purchase obligations was the strategic services agreement that offers full-service debit and credit card processing on a single platform to our customers. This agreement was signed in fiscal 2017 and amended in May 2025 to add two additional service years and $213,053 to contractual obligations, bringing the total remaining purchase commitment at June 30, 2025 to $1,022,283 over the remaining term of the contract, which now extends to January 2038, subject to certain renewal terms. Contractual obligations exclude $22,649 of liabilities for uncertain tax positions as we are unable to reasonably estimate the ultimate amount or timing of settlement.

On July 4, 2025, the President of the United States signed into law legislation referred to as "One Big Beautiful Bill Act" (H.R. 1), which enacts substantial changes to the federal income tax law. The legislation includes several business-focused provisions, such as the restoration of immediate expensing for domestic research and development expenditures and the reinstatement of 100% bonus depreciation for qualified property placed in service after January 19, 2025. The Act also permanently extends key provisions from the Tax Cuts and Jobs Act (TCJA). As the legislation was enacted after the June 30, 2025, balance sheet date, the financial implications are not included in the current fiscal year's financial statements. The Company is in the process of assessing the impacts of the new law and plans to incorporate updates in the financial results next fiscal year beginning in the quarter ending September 30, 2025.

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2025, there were 31,580 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,411 additional shares. The total cost of treasury shares at June 30, 2025 was $1,895,224. During fiscal 2025, the Company repurchased 207 treasury shares for $35,051. At June 30, 2024, there were 31,373 shares in treasury stock and the Company had authority to repurchase up to 3,618 additional shares.

Credit facilities

On August 31, 2022, the Company entered into a five-year senior, unsecured amended and restated credit agreement. The credit agreement allows for borrowings of up to $600,000, which may be increased to $1,000,000 by the Company at any time until maturity. The credit agreement bears interest at a variable rate equal to (a) a rate based on an adjusted Secured Overnight Financing Rate ("SOFR") term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2025, the Company was in compliance with all such covenants. The credit facility terminates August 31, 2027. There was $0 and $60,000 outstanding under the amended and restated credit facility at June 30, 2025, and June 30, 2024, respectively.

Term loan facility

On May 16, 2023, the Company entered into a term loan credit agreement with a syndicate of financial institutions, with an original principal balance of $180,000. Borrowings under the term loan facility bore interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 0.75%), plus an applicable percentage in each case determined by the Company's leverage ratio. The term loan credit agreement was guaranteed by certain subsidiaries of the Company and was subject to various financial covenants that required the Company to maintain certain financial ratios as defined in the term loan credit agreement. The term loan credit agreement matured on May 16, 2025, and at the maturity date the Company was in compliance with all such covenants. There was $0 and $90,000 outstanding under the term loan at June 30, 2025, and June 30, 2024, respectively.

Other lines of credit

The Company had an unsecured bank credit line which provided for funding of up to $5,000 and bore interest at the prime rate *less* 1.0%. The credit line expired on April 30, 2025. There was no balance outstanding at June 30, 2025, or 2024.

On October 31, 2024, the Company entered into a discretionary line of credit demand note, which provides for funding of up to $50,000 and bears interest at the prime rate *less* 2.0%. The note does not constitute a committed line of credit. The line of credit expires on October 31, 2025. There was no balance outstanding at June 30, 2025.

On July 18, 2025, the Company entered into a new unsecured committed revolving line of credit facility with a commercial bank in the amount of $50,000, which bears interest at the prime rate *less* 1.0%. The line of credit expires on July 17, 2026.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity's reportable segments through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU effective for the fiscal year ended June 30, 2025, with retrospective application of the additional segment information for the fiscal years ended June 30, 2024, and 2023. Additional information regarding the Company's reportable segments is included in Note 14—Reportable Segment Information.

Not Adopted at Fiscal Year End

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and applied on a prospective basis. Early adoption and retrospective application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures of certain categories of expenses such as employee compensation, depreciation, and intangible asset amortization that are components of existing expense captions presented on the face of the consolidated statements of income. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP. The significant accounting policies are discussed in Note 1 to the consolidated financial statements. The preparation of consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as disclosure of contingent assets and liabilities. We base our estimates and judgments upon historical experience and other factors believed to be reasonable under the circumstances. Changes in estimates or assumptions could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements.

Revenue Recognition

We generate revenue from data processing, transaction processing, software licensing and related services, professional services, and hardware sales.

Identification of performance obligations

We enter into contracts with clients that may include multiple types of goods and services. At contract inception, we assess the solutions and services promised in our contracts with clients and identify a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct — that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. Judgment is used in the identification and accounting for all performance obligations. We recognize revenue when or as we satisfy each performance obligation by transferring control of a solution or service to the client.

Determination of transaction price

The amount of revenue recognized is based on the consideration we expect to receive in exchange for transferring goods and services to the client. Our contracts with our clients frequently contain some component of variable consideration. We estimate variable consideration in our contracts primarily using the expected value method, based on both historical and current information. Where appropriate, we may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which we separately sell each good or service. For items that are not sold separately, we estimate the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

Contract costs

We incur incremental costs to obtain a contract as well as costs to fulfill contracts with clients that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and client conversion or implementation-related costs.

Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated.

Capitalization of software development costs

We capitalize certain costs incurred for use in our cloud-based services and to develop commercial software products. For internal use software, capitalization begins at the beginning of application development. Costs incurred prior to this are expensed as incurred. Significant estimates and assumptions include determining the appropriate amortization period based on the estimated useful life and assessing the unamortized cost balances for impairment. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life

For software that is to be sold, significant areas of judgment include: establishing when technological feasibility has been met and costs should be capitalized, determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. Costs incurred prior to establishing technological feasibility are expensed as incurred. Amortization begins on the date of general release and the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete.

A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Purchase accounting

We account for our acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments to determine any acquired intangible assets such as computer software and client-related intangibles. Third-party valuation firms may be used to assist in the appraisal of certain assets and liabilities, but even those determinations would be based on significant estimates provided by us, such as forecast revenues or profits on contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Changes in assumptions and estimates of the acquired assets and liabilities would result in changes to the fair values, resulting in an offsetting change to the goodwill balance associated with the business acquired.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations or other market factors such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. We are currently exposed to credit risk on credit extended to clients. We do not currently use any derivative financial instruments. We actively monitor these risks through a variety of controlled procedures involving senior management.

Based on the controls in place and the credit worthiness of the client base, we believe the credit risk associated with the extension of credit to our clients will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

We have no outstanding debt with variable interest rates as of June 30, 2025 and are therefore not currently exposed to interest rate risk.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements

Financial Statement Schedules

There are no schedules included because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Jack Henry & Associates, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Jack Henry & Associates, Inc. and its subsidiaries (the "Company") as of June 30, 2025 and 2024, and the related consolidated statements of income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - estimating variable consideration

As described in Notes 1 and 2 to the consolidated financial statements, the Company recorded revenue of $2.375 billion for the year ended June 30, 2025. The Company enters into contracts with its clients that may include multiple types of goods and services. The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the client. The Company's contracts with its clients frequently contain some component of variable consideration. Management estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. At contract inception, management assesses the solutions and services promised in its contracts with clients and identifies a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct - that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the client. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

The principal considerations for our determination that performing procedures relating to the estimation of variable consideration is a critical audit matter are significant judgment by management to estimate the variable consideration, principally, the varying volume of transactional activity. This in turn resulted in a high degree of auditor judgment, subjectivity, and effort in performing our audit procedures and in evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including the estimation of variable consideration. These procedures also included, among others, evaluating and testing management's process for determining the variable consideration and testing the reasonableness of management's estimation of variable consideration. Testing the estimation of variable consideration included evaluating the terms and conditions of the long-term contracts and the related significant assumptions used in the estimate of the variable consideration, principally, the use of historical transaction volumes to estimate the varying volume of transactional activity. The procedures for testing variable consideration included evaluation of the terms and conditions for a sample of contracts.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
August 25, 2025

We have served as the Company's auditor since 2015.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Jack Henry & Associates, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(e). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with U.S. GAAP.

The Company's internal control over financial reporting includes policies and procedures pertaining to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; provide reasonable assurance transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and receipts and expenditures of the Company are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of June 30, 2025, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded the Company's internal control over financial reporting as of June 30, 2025, was effective.

The Company's internal control over financial reporting as of June 30, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing in this Item 8.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)

	Year Ended June 30,		
	2025	2024	2023
REVENUE	$ **2,375,288**	$ 2,215,543	$ 2,077,702
EXPENSES			
Cost of Revenue	**1,360,747**	1,299,477	1,219,062
Research and Development	**162,771**	148,256	142,678
Selling, General, and Administrative	**283,055**	278,419	235,274
Total Expenses	**1,806,573**	1,726,152	1,597,014
OPERATING INCOME	**568,715**	489,391	480,688
INTEREST INCOME (EXPENSE)			
Interest Income	**27,759**	25,012	8,959
Interest Expense	**(10,438)**	(16,384)	(15,073)
Total Interest Income (Expense)	**17,321**	8,628	(6,114)
INCOME BEFORE INCOME TAXES	**586,036**	498,019	474,574
PROVISION FOR INCOME TAXES	**130,288**	116,203	107,928
NET INCOME	$ **455,748**	$ 381,816	$ 366,646
Basic earnings per share	$ **6.25**	$ 5.24	$ 5.03
Basic weighted average shares outstanding	**72,874**	72,867	72,918
Diluted earnings per share	$ **6.24**	$ 5.23	$ 5.02
Diluted weighted average shares outstanding	**73,045**	73,025	73,096

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share and Per Share Data)

	June 30, 2025	June 30, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 101,953	$ 38,284
Receivables, net	317,977	333,033
Income tax receivable	—	6,149
Prepaid expenses and other	180,151	168,768
Deferred costs	75,777	85,784
Assets held for sale	5,606	—
Total current assets	681,464	632,018
PROPERTY AND EQUIPMENT, net	220,964	215,069
OTHER ASSETS:		
Non-current deferred costs	207,861	183,307
Computer software, net of amortization	617,029	592,761
Other non-current assets	443,624	417,621
Customer relationships, net of amortization	48,440	56,757
Other intangible assets, net of amortization	19,791	22,151
Goodwill	804,797	804,797
Total other assets	2,141,542	2,077,394
Total assets	$ 3,043,970	$ 2,924,481
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 28,186	$ 25,314
Accrued expenses	207,434	200,770
Accrued income taxes	9,679	—
Current maturities of long-term debt	—	90,000
Deferred revenues	290,485	317,730
Total current liabilities	535,784	633,814
LONG-TERM LIABILITIES:		
Non-current deferred revenues	72,889	71,202
Deferred income tax liability	240,026	243,522
Debt, net of current maturities	—	60,000
Other long-term liabilities	64,439	73,579
Total long-term liabilities	377,354	448,303
Total liabilities	913,138	1,082,117
STOCKHOLDERS' EQUITY		
Preferred stock - $1 par value; 500,000 shares authorized, none issued	—	—
Common stock - $0.01 par value; 250,000,000 shares authorized; 104,415,989 shares issued at June 30, 2025; 104,245,089 shares issued at June 30, 2024	1,044	1,042
Additional paid-in capital	652,218	619,805
Retained earnings	3,372,794	3,081,690
Less treasury stock at cost 31,579,598 shares at June 30, 2025; 31,372,959 shares at June 30, 2024	(1,895,224)	(1,860,173)
Total stockholders' equity	2,130,832	1,842,364
Total liabilities and equity	$ 3,043,970	$ 2,924,481

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In Thousands, Except Share and Per Share Data)

	Year Ended June 30,		
	2025	2024	2023
PREFERRED SHARES:	—	—	—
COMMON SHARES:			
Shares, beginning of year	104,245,089	104,088,784	103,921,724
Shares issued for equity-based payment arrangements	91,252	65,766	82,776
Shares issued for Employee Stock Purchase Plan	79,648	90,539	84,284
Shares, end of year	104,415,989	104,245,089	104,088,784
COMMON STOCK - PAR VALUE $0.01 PER SHARE:			
Balance, beginning of year	$ 1,042	$ 1,041	$ 1,039
Shares issued for equity-based payment arrangements	1	—	1
Shares issued for Employee Stock Purchase Plan	1	1	1
Balance, end of year	$ 1,044	$ 1,042	$ 1,041
ADDITIONAL PAID-IN CAPITAL:			
Balance, beginning of year	$ 619,805	$ 583,836	$ 551,360
Shares issued for equity-based payment arrangements	—	—	(1)
Tax withholding related to share based compensation	(7,726)	(5,378)	(8,505)
Shares issued for Employee Stock Purchase Plan	11,747	12,474	12,371
Stock-based compensation expense	28,392	28,873	28,611
Balance, end of year	$ 652,218	$ 619,805	$ 583,836
RETAINED EARNINGS:			
Balance, beginning of year	$ 3,081,690	$ 2,855,751	$ 2,636,342
Net income	455,748	381,816	366,646
Dividends	(164,644)	(155,877)	(147,237)
Balance, end of year	$ 3,372,794	$ 3,081,690	$ 2,855,751
TREASURY STOCK:			
Balance, beginning of year	$ (1,860,173)	$ (1,832,118)	$ (1,807,118)
Purchase of treasury shares	(35,051)	(28,055)	(25,000)
Balance, end of year	$ (1,895,224)	$ (1,860,173)	$ (1,832,118)
TOTAL STOCKHOLDERS' EQUITY	$ 2,130,832	$ 1,842,364	$ 1,608,510
Dividends declared per share	$ 2.26	$ 2.14	$ 2.02

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended June 30,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ **455,748**	$ 381,816	$ 366,646
Adjustments to reconcile net income from operations to net cash from operating activities:			
Depreciation	**43,700**	46,342	48,720
Amortization	**161,051**	153,562	142,006
Change in deferred income taxes	**(3,496)**	(909)	(48,199)
Expense for stock-based compensation	**28,392**	28,873	28,611
(Gain)/loss on disposal of assets and businesses	**1,966**	3,841	(4,517)
Changes in operating assets and liabilities:			
Change in receivables	**15,056**	28,219	(12,067)
Change in prepaid expenses, deferred costs and other	**(50,933)**	(115,558)	(112,316)
Change in accounts payable	**2,646**	5,435	(6,277)
Change in accrued expenses	**(3,115)**	37,292	(20,453)
Change in income taxes	**16,048**	9,925	9,952
Change in deferred revenues	**(25,559)**	(10,797)	(10,547)
Net cash from operating activities	**641,504**	568,041	381,559
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payment for acquisitions, net of cash acquired	**—**	—	(229,628)
Capital expenditures	**(53,358)**	(58,118)	(39,179)
Proceeds from the sale of assets	**3**	904	27,939
Purchased software	**(5,363)**	(7,130)	(1,685)
Computer software developed	**(172,445)**	(167,175)	(166,120)
Proceeds from investments	**1,000**	—	—
Purchase of investments	**(2,000)**	(8,646)	(1,000)
Net cash from investing activities	**(232,163)**	(240,165)	(409,673)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on credit facilities	**350,000**	475,000	810,000
Repayments on credit facilities and financing leases	**(500,000)**	(600,000)	(650,060)
Purchase of treasury stock	**(35,051)**	(28,055)	(25,000)
Dividends paid	**(164,644)**	(155,877)	(147,237)
Proceeds from issuance of common stock upon exercise of stock options	**2**	—	1
Tax withholding payments related to share based compensation	**(7,726)**	(5,378)	(8,505)
Proceeds from sale of common stock	**11,747**	12,475	12,371
Net cash from financing activities	**(345,672)**	(301,835)	(8,430)
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ **63,669**	$ 26,041	$ (36,544)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$ **38,284**	$ 12,243	$ 48,787
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ **101,953**	$ 38,284	$ 12,243

See notes to consolidated financial statements.

JACK HENRY & ASSOCIATES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except Per Share Amounts)

NOTE 1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

Jack Henry & Associates, Inc. and subsidiaries ("Jack Henry" or the "Company") is a well-rounded financial technology company. Jack Henry was founded in 1976 as a provider of core processing solutions for banks. Today, the Company's extensive array of products and services includes processing transactions, automating business processes, and managing information for approximately 7,400 banks, credit unions, and diverse corporate entities.

CONSOLIDATION

The consolidated financial statements include the accounts of Jack Henry and all its subsidiaries, which are wholly owned, and all intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

The Company generates "Services and Support" revenue through software licensing and related services, private cloud core and complementary software solutions, professional services, and hardware sales. The Company generates "Processing" revenue through processing of remittance transactions, card transactions and monthly fees, and digital transactions.

Identification of performance obligations

The Company enters into contracts with clients that may include multiple types of goods and services. At contract inception, the Company assesses the solutions and services promised in its contracts with clients and identifies a performance obligation for each promise to transfer to the client a solution or service (or bundle of solutions or services) that is distinct - that is, if the solution or service is separately identifiable from other items in the arrangement and if the client can benefit from the solution or service on its own or together with other resources that are readily available. Judgment is used in the identification and accounting for all performance obligations.

Determination of transaction price

The amount of revenue recognized is based on the consideration the Company expects to receive in exchange for transferring goods and services to the client. The Company's contracts with its clients frequently contain some component of variable consideration. The Company estimates variable consideration in its contracts primarily using the expected value method, based on both historical and current information. Where appropriate, the Company may constrain the estimated variable consideration included in the transaction price in the event of a high degree of uncertainty as to the final consideration amount. Significant judgment is used in the estimate of variable consideration of client contracts that are long-term and include varying transactional volumes.

Allocation of transaction price

The transaction price, once determined, is allocated between the various performance obligations in the contract based upon their relative standalone selling prices. The standalone selling prices are determined based on the prices at which the

Company separately sells each good or service. For items that are not sold separately, the Company estimates the standalone selling prices using all information that is reasonably available, including reference to historical pricing data.

COMPUTER SOFTWARE DEVELOPMENT

The Company capitalizes new product development costs incurred for software to be sold from the point at which technological feasibility has been established through the point at which the product is ready for general availability. Software development costs that are capitalized are evaluated on a product-by-product basis annually for impairment and are assigned an estimated economic life based on the type of product, market characteristics, and maturity of the market for that particular product. These costs are amortized based on current and estimated future revenue from the product or on a straight-line basis, whichever yields greater amortization expense.

The Company capitalizes development costs for internal use software beginning at the start of application development. Amortization begins on the date the software is placed in service and the amortization period is based on estimated useful life. All of the above amortization expense is included within components of operating income, primarily cost of revenue. Capitalized development costs for software to be sold and internal use software are included within computer software, net of amortization in the Company's consolidated balance sheets.

CASH EQUIVALENTS

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents.

ACCOUNTS RECEIVABLE

Receivables are recorded at the time of billing. The Company monitors trade and other receivable balances and contract assets and estimates the allowance for lifetime expected credit losses. Estimates of expected credit losses are based on historical collection experience and other factors, including those related to current market conditions and events.

The following table summarizes allowance for credit losses activity for the fiscal years ended June 30, 2025, and 2024:

	Year Ended June 30,			
		2025		2024
Allowance for credit losses - beginning balance	$	**7,477**	$	7,955
Current provision for expected credit losses		**2,320**		1,920
Write-offs charged against allowance		**(2,977)**		(2,209)
Other		**(161)**		(189)
Allowance for credit losses - ending balance	$	**6,659**	$	7,477

PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Intangible assets consist of goodwill, customer relationships, computer software, and trade names acquired in business acquisitions in addition to internally developed computer software. The amounts are amortized, with the exception of those with an indefinite life (goodwill), over an estimated economic benefit period, generally three to twenty years.

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances have indicated that it is more likely than not that the carrying amount of its assets might not be recoverable. The Company evaluates goodwill for impairment of value on an annual basis as of January 1 and between annual tests if events or changes in circumstances indicate that it is more likely than not that the asset might be impaired.

PURCHASE OF INVESTMENTS

At June 30, 2025, and 2024, the Company had $25,750 in non-current investments. These investments were recorded at cost and are included within other non-current assets on the Company's consolidated balance sheets. The fair values of these investments have not been estimated, as estimation is not practicable due to limited investors which reduces available comparative information. There have been no events or changes in circumstances that would indicate an impairment and no price changes resulting from observing similar or identical investments. An impairment and/or an observable price change would be an adjustment to recorded cost. Fair values will not be estimated unless there are identified events or changes in circumstances that may have a significant effect on the fair values of the investments. Equity transactions are monitored quarterly to assess whether there are indicators that fair value may be below carrying value.

COMPREHENSIVE INCOME

Comprehensive income for each of the fiscal years ending June 30, 2025, 2024, and 2023, equals the Company's net income.

REPORTABLE SEGMENT INFORMATION

In accordance with U.S. GAAP, the Company's operations are classified as four reportable segments: Core, Payments, Complementary, and Corporate and Other (see Note 14). Substantially all the Company's revenues are derived from operations and assets located within the United States of America.

COMMON STOCK

The Board of Directors has authorized the Company to repurchase shares of its common stock. Under this authorization, the Company may finance its share repurchases with available cash reserves or short-term borrowings on its existing credit facilities. The share repurchase program does not include specific price targets or timetables and may be suspended at any time. At June 30, 2025, there were 31,580 shares in treasury stock and the Company had the remaining authority to repurchase up to 3,411 additional shares of its common stock. The total cost of treasury shares at June 30, 2025, was $1,895,224. During fiscal 2025, the Company repurchased 207 shares of its common stock for $35,051 to be held in treasury. At June 30, 2024, there were 31,373 shares in treasury stock and the Company had authority to repurchase up to 3,618 additional shares of its common stock.

EARNINGS PER SHARE

Per share information is based on the weighted average number of common shares outstanding during the year. Stock options, restricted stock units, and performance units have been included in the calculation of income per diluted share to the extent they are dilutive. The difference between basic and diluted weighted average shares outstanding is the dilutive effect of outstanding stock options, restricted stock units, and performance units (see Note 11).

INCOME TAXES

Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense are recognized on the full amount of unrecognized benefits for uncertain tax positions. The Company's policy is to include interest and penalties related to unrecognized tax benefits in income tax expense.

RECENT ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which improves the disclosures about a public entity's reportable segments through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and should be applied retrospectively to all prior periods presented in the financial statements. The Company adopted this ASU effective for the fiscal year ended June 30, 2025, with retrospective application of the additional segment information for the fiscal years ended June 30, 2024, and 2023. Additional information regarding the Company's reportable segments is included in Note 14 to the consolidated financial statements.

Not Adopted at Fiscal Year End

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU requires additional disclosure related to rate reconciliation, income taxes paid, and other disclosures to improve the effectiveness of income tax disclosures. The ASU is effective for annual periods beginning after December 15, 2024, and applied on a prospective basis. Early adoption and retrospective application is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires more detailed disclosures of certain categories of expenses such as employee compensation, depreciation, and intangible asset amortization that are components of existing expense captions presented on the face of the consolidated statements of income. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

NOTE 2.   REVENUE AND DEFERRED COSTS

Revenue Recognition

The Company generates revenue from data processing, transaction processing, software licensing and related services, professional services, and hardware sales.

The Company recognizes revenue when or as it satisfies each performance obligation by transferring control of a solution or service to the client.

The following describes the nature of the Company's primary types of revenue:

Processing

Processing revenue is generated from transaction-based fees for electronic deposit and payment services, electronic funds transfers and debit and credit card processing. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis by processing an unspecified number of transactions over the contractual term. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Clients are typically billed monthly for transactions processed during the month. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price after estimation of breakage associated with the material right.

Private and public cloud

Private and public cloud revenue is generated from data and item processing services and hosting fees. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services), and pricing may include tiered pricing structures. Amounts of revenue allocated to these services are recognized as those services are performed. Data and item processing services are typically billed monthly. The Company evaluates tiered pricing to determine if a material right exists. If, after that evaluation, it determines a material right does exist, it assigns value to the material right based upon standalone selling price.

Product delivery and services

Product delivery and services revenue is generated primarily from software licensing and related professional services and hardware delivery. Software licenses, along with any professional services from which they are not considered distinct, are recognized as they are delivered to the client. Hardware revenue is recognized upon delivery. Professional services that are distinct are recognized as the services are performed. Deconversion fees are also included within product delivery and services and are considered a contract modification. Therefore, the Company recognizes these fees over the remaining modified contract term.

On-premise support

On-premise support revenue is generated from software maintenance for ongoing client support and software usage, which includes a license and ongoing client support. The Company's arrangements for these services typically require the Company to "stand-ready" to provide specific services on a when and if needed basis. The fees for these services may be fixed or variable (based upon performing an unspecified quantity of services). Software maintenance fees are typically billed to the client annually in advance and recognized ratably over the maintenance term. Software usage is typically billed annually in advance, with the license delivered and recognized at the outset, and the maintenance fee recognized ratably over the maintenance term. Accordingly, the Company utilizes the practical expedient which allows entities to disregard the effects of a financing component when the contract period is one year or less.

Taxes collected from clients and remitted to governmental authorities are not included in revenue. The Company includes reimbursements from clients for expenses incurred in providing services (such as for postage, travel and telecommunications costs) in revenue, while the related costs are included in cost of revenue.

Disaggregation of Revenue

The tables below present the Company's revenue disaggregated by type of revenue. Refer to Note 14 – Reportable Segment Information for disaggregated revenue by type and reportable segment. The majority of the Company's revenue is earned domestically, with revenue from clients outside the United States comprising less than 1% of total revenue.

	Year Ended June 30,					
	2025		**2024**		**2023**	
Private and Public Cloud	$	**756,879**	$	682,146	$	618,850
Product Delivery and Services		**251,730**		238,723		245,687
On-Premise Support		**353,128**		355,085		350,164
Services and Support		**1,361,737**		1,275,954		1,214,701
Processing		**1,013,551**		939,589		863,001
Total Revenue	$	**2,375,288**	$	2,215,543	$	2,077,702

Contract Balances

The following table provides information about contract assets and contract liabilities from contracts with clients.

	June 30, 2025		June 30, 2024	
Receivables, net	$	317,977	$	333,033
Contract Assets - Current		36,221		33,610
Contract Assets - Non-current		121,675		103,295
Contract Liabilities (Deferred Revenue) - Current		290,485		317,730
Contract Liabilities (Deferred Revenue) - Non-current		72,889		71,202

Contract assets primarily result from client discounts (contract incentives) where revenue is recognized and payment of consideration under the contract is contingent upon the transfer of services to a client over the contractual period. The current portion of contract assets is reported within prepaid expenses and other in the consolidated balance sheets, and the non-current portion is included in other non-current assets. Contract liabilities (deferred revenue) primarily relate to consideration received from clients in advance of delivery of the related goods and services to the client. Contract balances are reported in a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period.

The Company analyzes contract language to identify if a significant financing component does exist and would adjust the transaction price for any material effects of the time value of money if the timing of payments provides either party to the contract with a significant benefit of financing the transaction.

For the fiscal years ended June 30, 2025, 2024, and 2023, the Company recognized revenue of $252,710, $270,241, and $267,978, respectively, that was included in the corresponding deferred revenue balance at the beginning of the periods.

Amounts recognized that relate to performance obligations satisfied (or partially satisfied) in prior periods were immaterial for each period presented. These adjustments are primarily the result of transaction price re-allocations due to changes in estimates of variable consideration.

Transaction Price Allocated to Remaining Performance Obligations

As of June 30, 2025, estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period totaled $7,710,750. The Company expects to recognize approximately 24% over the next 12 months, 19% in 13 - 24 months, and the balance thereafter.

Contract Costs

The Company incurs incremental costs to obtain a contract as well as costs to fulfill contracts with clients that are expected to be recovered. These costs consist primarily of sales commissions, which are incurred only if a contract is obtained, and client conversion or implementation-related costs. Capitalized contract costs classified as current, are included within prepaid expenses and other and deferred costs in the Company's consolidated balance sheets, dependent on the nature of the capitalized costs. Capitalized contract costs classified as non-current are included within non-current deferred costs and other non-current assets in the Company's consolidated balances sheets, dependent on the nature of the capitalized costs. Capitalized costs are amortized based on the transfer of goods or services to which the asset relates, in line with the percentage of revenue recognized for each performance obligation to which the costs are allocated. Capitalized contract costs as of June 30, 2025, and 2024, were as follows:

	June 30, 2025		June 30, 2024	
Capitalized costs to obtain contracts with clients[1]	$	267,726	$	244,980
Capitalized costs to fulfill contracts with clients		273,988		258,172

[1] Includes current and non-current capitalized costs of $82,441 and $185,285 at June 30, 2025, respectively, and $68,605 and $176,375 at June 30, 2024, respectively.

During the fiscal years ended June 30, 2025, 2024, and 2023, amortization of capitalized contract costs totaled $192,439, $175,029, and $154,008, respectively. There were no impairment losses in relation to capitalized costs for the periods presented.

NOTE 3.   FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash equivalents, certificates of deposit, amounts receivable or payable, and short-term borrowings, fair values approximate carrying value, based on the short-term nature of the assets and liabilities.

The Company's estimates of the fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The three levels of the hierarchy are as follows:

Level 1: inputs to the valuation are quoted prices in an active market for identical assets.

Level 2: inputs to the valuation include quoted prices for similar assets in active markets that are observable either directly or indirectly.

Level 3: valuation is based on significant inputs that are unobservable in the market and the Company's own estimates of assumptions that we believe market participants would use in pricing the asset.

Financial assets and financial liabilities measured at fair value on a recurring basis are as follows:

	Estimated Fair Value Measurements			Total Fair Value
	Level 1	Level 2	Level 3	
June 30, 2025				
Financial Assets:				
Certificates of Deposit	$ —	$ 4,620	$ —	$ 4,620
June 30, 2024				
Financial Assets:				
Certificates of Deposit	$ —	$ 3,505	$ —	$ 3,505
Financial Liabilities:				
Credit facilities	$ —	$ 150,000	$ —	$ 150,000

NOTE 4.   LEASES

The Company determines if an arrangement is a lease, or contains a lease, at inception. The lease term begins on the commencement date, which is the date the Company takes possession of the property and may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The lease term is used to determine lease classification as an operating or finance lease and is used to calculate straight-line expense for operating leases.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. As a practical expedient, lease agreements with lease and non-lease components are accounted for as a single lease component for all asset classes, which are comprised of real estate leases and equipment leases. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets also include prepaid lease payments and exclude lease incentives received. The Company estimates contingent lease incentives when it is probable that the Company is entitled to the incentive at lease commencement. Since the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based upon the information available at commencement date for both real estate and equipment leases. The determination of the incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate using the Company's current unsecured borrowing rate, adjusted for various factors such as collateralization and term to align with the terms of the lease. The Company elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of 12 months or less are not recorded on the balance sheet; instead, lease payments are recognized as lease expense on a straight-line basis over the lease term.

The Company leases certain office space, data centers and equipment. The Company's leases have remaining terms of 3 months to 8 years. Certain leases contain renewal options for varying periods, which are at the Company's sole discretion. For leases where the Company is reasonably certain to exercise a renewal option, such option periods have been included in the determination of the Company's ROU assets and lease liabilities. Certain leases require the Company to pay taxes, insurance, maintenance, and other operating expenses associated with the leased asset. Such amounts are not included in the measurement of the lease liability to the extent they are variable in nature. These variable lease costs are recognized as a variable lease expense when incurred. Certain leases include options to purchase the leased asset at the end of the lease term, which is assessed as a part of the Company's lease classification determination. The depreciable life of the ROU asset and leasehold improvements are limited by the expected lease term unless the Company is reasonably certain of a transfer of title or purchase option.

At June 30, 2025, and 2024, the Company had operating lease assets of $44,761 and $53,981, respectively. At June 30, 2025, total operating lease liabilities of $51,187 were comprised of current operating lease liabilities of $9,397 and noncurrent operating lease liabilities of $41,790. At June 30, 2024, total operating lease liabilities of $59,604 were comprised of current operating lease liabilities of $8,454 and noncurrent operating lease liabilities of $51,150.

Operating lease assets are included within other non-current assets and operating lease liabilities are included with accrued expenses (current portion) and other long-term liabilities (noncurrent portion) in the Company's consolidated balance sheets. Operating lease assets were recorded net of accumulated amortization of $41,229 and $34,306 as of June 30, 2025, and 2024, respectively.

Operating lease costs for the fiscal years ended June 30, 2025, 2024, and 2023, were $11,420, $10,598, and $11,870, respectively. Total operating lease costs for the fiscal years ended June 30, 2025, 2024, and 2023, included variable lease costs of approximately $2,744, $4,087, and $3,608, respectively. Operating lease expense is included within cost of services, research and development, and selling, general and administrative expense, dependent upon the nature and use of the ROU asset, in the Company's consolidated statements of income.

For the fiscal years ended June 30, 2025, 2024, and 2023, operating cash flows for payments on operating leases were $10,612, $9,306, and $12,127, respectively, and ROU assets obtained in exchange for operating lease liabilities were $7, $19,222, and $2,368, respectively.

As of June 30, 2025, 2024, and 2023, the weighted-average remaining lease terms for the Company's operating leases were 69 months, 78 months, and 78 months, respectively, and the weighted-average discount rates were 2.71%, 2.70%, and 2.14%, respectively.

Maturity of Lease Liabilities under ASC 842

Future minimum rental payments on operating leases with initial non-cancellable lease terms in excess of one year were due as follows at June 30, 2025:

Due dates	Future Minimum Rental Payments
2026	$ 11,047
2027	10,455
2028	10,106
2029	7,548
2030	6,525
Thereafter	11,141
Total lease payments	$ 56,822
Less: interest	(5,635)
Present value of lease liabilities - lessee	$ **51,187**

Future lease payments include $5,464 related to options to extend lease terms that are reasonably certain of being exercised. At June 30, 2025, there were $2,070 material legally binding lease payments for leases signed but not yet commenced.

The Company may sublease its facilities from time to time to third parties. Sublease income is recognized on a straight-line basis over the lease term, and is included within revenue on the Company's condensed consolidated statements of income.

On September 30, 2023, the Company entered into an agreement with a third party to sublease a portion of its Elizabethtown, Kentucky facility. The commencement date of the sublease was October 1, 2023, and it had an initial term of 57 months. Sublease income for the fiscal years ended June 30, 2025, and 2024, was $887 and $550, respectively.

On March 21, 2025, the sublessee provided notice to terminate a portion of the sublease agreement and reduce the square footage of their subleased space effective September 30, 2025, resulting in a termination fee of $332. The remaining space not terminated will continue to be subleased under the original terms of the agreement. There have been no indications of impairment related to the underlying ROU asset for the remaining portion of the sublease.

Minimum Sublease Payments

At June 30, 2025, the future total minimum sublease payments to be received, including termination fees, were as follows:

Due Dates (fiscal year)	Future Minimum Sublease Receipts	
2026	$	864
2027		448
2028		462
Total sublease receipts - lessor	$	1,774

NOTE 5.   PROPERTY AND EQUIPMENT

The classification of property and equipment, together with their estimated useful lives is as follows:

	June 30,		Estimated Useful Life
	2025	2024	
Land	$ **16,357**	$ 16,357	
Land improvements	**24,679**	24,322	5 - 20 years
Buildings	**138,898**	133,835	20 - 30 years
Leasehold improvements	**50,376**	51,432	5 - 30 years[1]
Equipment and furniture	**461,826**	418,853	3 - 10 years
Aircraft and equipment	**24,959**	44,140	4 - 10 years
Construction in progress	**3,797**	12,298	
	720,892	701,237	
Less accumulated depreciation	**499,928**	486,168	
Property and equipment, net	$ **220,964**	$ 215,069	

[1] Lesser of lease term or estimated useful life

The change in property and equipment in accrued liabilities was an increase of $227 and $723 for the fiscal years ended June 30, 2025, and 2024, respectively. These amounts were excluded from capital expenditures on the statements of cash flows.

No material impairments of property and equipment were recorded in the fiscal years ended June 30, 2025, 2024, or 2023.

At June 30, 2025, held for sale assets include aircraft with a carrying value of approximately $5,606 that management has committed to sell. Total assets held for sale by the Company at June 30, 2025, and 2024, were $5,606 and $0, respectively, and were included in assets held for sale on the Company's consolidated balance sheets and were not included in property and equipment, net.

NOTE 6.   OTHER ASSETS

Goodwill

The carrying amount of goodwill for the fiscal years ended June 30, 2025, and 2024, by reportable segments, is as follows:

	June 30,	
Core	**2025**	2024
Beginning balance	$ **195,578**	$ 195,578
Goodwill, acquired during the year	—	—
Goodwill, adjustments related to dispositions	—	—
Ending balance	$ **195,578**	$ 195,578
Payments		
Beginning balance	$ **442,665**	$ 442,665
Goodwill, acquired during the year	—	—
Goodwill, adjustments related to dispositions	—	—
Ending balance	$ **442,665**	$ 442,665
Complementary		
Beginning balance	$ **166,554**	$ 166,554
Goodwill, acquired during the year	—	—
Goodwill, adjustments related to dispositions	—	—
Ending balance	$ **166,554**	$ 166,554

No goodwill was acquired during fiscal 2025 and 2024. Goodwill consists largely of the growth potential, synergies and economies of scale expected from combining the operations of the Company with those of the entities or assets acquired, together with their assembled workforces. No goodwill has been assigned to the Company's Corporate and Other reportable segment.

Other intangible assets

Information regarding other identifiable intangible assets is as follows:

	June 30, 2025		
	Gross Carrying Amount	**Accumulated Amortization**	**Net**
Customer relationships	$ **306,036**	$ **(257,596)**	$ **48,440**
Computer software	$ **1,705,697**	$ **(1,088,668)**	$ **617,029**
Other intangible assets	$ **110,352**	$ **(90,561)**	$ **19,791**

	June 30, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	$ 306,036	$ (249,279)	$ 56,757
Computer software	$ 1,533,622	$ (940,861)	$ 592,761
Other intangible assets	$ 111,510	$ (89,359)	$ 22,151

Customer relationships have useful lives ranging from 5 to 20 years.

Computer software includes cost of software to be sold, leased, or marketed, net of amortization, of $182,757 and costs of internal-use software, net of amortization, of $434,272 at June 30, 2025. At June 30, 2024, costs of software to be sold, leased, or marketed, net of amortization, totaled $178,588, and costs of internal-use software, net of amortization, totaled $414,173.

Computer software includes the unamortized cost of software products developed or acquired by the Company, which are capitalized and amortized over useful lives generally ranging from 5 to 15 years. Amortization expense for computer software totaled $148,734, $137,958, and $123,210 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. There were no material impairments in fiscal years ended June 30, 2025, 2024, and 2023.

The Company's other intangible assets have useful lives ranging from 3 to 20 years.

Amortization expense for all intangible assets was $161,051, $153,562, and $142,006 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively. The estimated aggregate future amortization expense for each of the next five years for all intangible assets remaining as of June 30, 2025, is as follows:

Years Ending June 30,	Computer Software		Customer Relationships		Other Intangible Assets		Total	
2026	$	135,699	$	7,952	$	6,074	$	149,725
2027		112,316		7,858		4,772		124,946
2028		86,783		7,821		2,820		97,424
2029		63,052		7,776		2,051		72,879
2030		36,861		7,257		1,066		45,184

NOTE 7.   DEBT

The Company had no outstanding debt at June 30, 2025. The Company had $90,000 outstanding current maturities of long-term debt and $60,000 outstanding long-term debt at June 30, 2024, related to credit facilities.

Credit facilities

On August 31, 2022, the Company entered into a five-year senior, unsecured amended and restated credit agreement. The credit agreement allows for borrowings of up to $600,000, which may be increased to $1,000,000 by the Company at any time until maturity. The credit agreement bears interest at a variable rate equal to (a) a rate based on an adjusted Secured Overnight Financing Rate ("SOFR") term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 1.0%), plus an applicable percentage in each case determined by the Company's leverage ratio. The credit agreement is guaranteed by certain subsidiaries of the Company and is subject to various financial covenants that require the Company to maintain certain financial ratios as defined in the credit agreement. As of June 30, 2025, the Company was in compliance with all such covenants. The credit facility terminates August 31, 2027. There was $0 and $60,000 outstanding under the credit facility at June 30, 2025, and June 30, 2024, respectively.

Term loan facility

On May 16, 2023, the Company entered into a term loan credit agreement with a syndicate of financial institutions, with an original principal balance of $180,000. Borrowings under the term loan facility bore interest at a variable rate equal to (a) a rate based on an adjusted SOFR term rate or (b) an alternate base rate (the highest of (i) 0%, (ii) the Prime Rate for such day, (iii) the sum of the Federal Funds Effective Rate for such day *plus* 0.50% per annum and (iv) the Adjusted Term SOFR Screen Rate (without giving effect to the Applicable Margin) for a one month Interest Period on such day for Dollars *plus* 0.75%), plus an applicable percentage in each case determined by the Company's leverage ratio. The term loan credit agreement was guaranteed by certain subsidiaries of the Company and was subject to various financial covenants that required the Company to maintain certain financial ratios as defined in the term loan credit agreement. The term loan credit agreement matured on May 16, 2025, and at the maturity date the Company was in compliance with all such covenants. There was $0 and $90,000 outstanding under the term loan at June 30, 2025, and June 30, 2024, respectively.

Other lines of credit

The Company had an unsecured bank credit line which provided for funding of up to $5,000 and bore interest at the prime rate *less* 1.0%. The credit line expired on April 30, 2025. There was no balance outstanding at June 30, 2025, or 2024.

On October 31, 2024, the Company entered into a discretionary line of credit demand note, which provides for funding of up to $50,000 and bears interest at the prime rate *less* 2.0%. The note does not constitute a committed line of credit. The line of credit expires on October 31, 2025. There was no balance outstanding at June 30, 2025.

Interest

The Company paid interest of $10,044, $15,757, and $14,776 during the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

NOTE 8.   INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended June 30,		
	2025	2024	2023
Current:			
Federal	$ **109,633**	$ 93,890	$ 125,622
State	**24,151**	23,222	30,505
Deferred:			
Federal	**(5,159)**	(1,615)	(40,218)
State	**1,663**	706	(7,981)
	$ **130,288**	$ 116,203	$ 107,928

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets were:

	June 30,	
	2025	2024
Deferred tax assets:		
Contract and service revenues	$ **25,489**	$ 21,985
Expense reserves and accruals (bad debts and compensation)	**17,022**	16,123
Leasing liabilities	**12,590**	14,755
Software development and research and development tax amortization	**14,244**	—
Net operating loss and tax credit carryforwards	**212**	2,155
Other, net	**2,503**	3,369
Total gross deferred tax assets	**72,060**	58,387
Valuation allowance	**(182)**	(108)
Net deferred tax assets	**71,878**	58,279
Deferred tax liabilities:		
Property and equipment depreciation	**(24,232)**	(26,689)
Intangibles, software development, and research and development tax amortization	**(107,083)**	(113,623)
Contract and service costs	**(169,579)**	(148,126)
Leasing right-of-use assets	**(11,010)**	(13,363)
Total gross deferred liabilities	**(311,904)**	(301,801)
Net deferred tax liability	$ **(240,026)**	$ (243,522)

The following analysis reconciles the statutory federal income tax rate to the effective income tax rates reflected above:

| | Year Ended June 30, | | |
	2025	2024	2023
Computed "expected" tax expense	**21.0 %**	21.0 %	21.0 %
Increase (reduction) in taxes resulting from:			
State income taxes, net of federal income tax benefits	**3.5 %**	3.8 %	3.7 %
Research and development credit	**(2.2) %**	(2.6) %	(2.3) %
Changes to prior year uncertain tax positions	**(0.3) %**	0.6 %	— %
Other (net)	**0.2 %**	0.5 %	(0.3) %
	22.2 %	23.3 %	22.7 %

As of June 30, 2025, the Company has state NOL and tax credit carryforwards with a tax-effected value of $78 and $134, respectively. The state net operating loss and tax credit carryover have varying expiration dates, ranging from fiscal 2026 to 2045. Based on state tax rules which restrict utilization of these losses and tax credits, the Company believes it is more likely than not that $182 of these losses and tax credits will expire unutilized. Accordingly, valuation allowances of $182 and $108 have been recorded against the state net operating losses and tax credit carryforwards as of June 30, 2025, and 2024, respectively.

The Company paid income taxes, net of refunds, of $117,581, $106,966, and $145,862 in fiscal 2025, 2024, and 2023, respectively.

On July 4, 2025, the President of the United States signed into law legislation referred to as "One Big Beautiful Bill Act" (H.R. 1), which enacts substantial changes to the federal income tax law. The legislation includes several business-focused provisions, such as the restoration of immediate expensing for domestic research and development expenditures and the reinstatement of 100% bonus depreciation for qualified property placed in service after January 19, 2025. The Act also permanently extends key provisions from the Tax Cuts and Jobs Act (TCJA). As the legislation was enacted after the June 30, 2025, balance sheet date, the financial implications are not included in the current fiscal year's financial statements. The Company is in the process of assessing the impacts of the new law and plans to incorporate updates in the financial results next fiscal year beginning in the quarter ending September 30, 2025.

At June 30, 2025, the Company had $21,723 of gross unrecognized tax benefits, $19,526 of which, if recognized, would affect its effective tax rate. At June 30, 2024, the Company had $19,077 of gross unrecognized tax benefits, $17,222 of which, if recognized, would affect its effective tax rate. The Company had accrued interest and penalties of $4,375 and $3,351 related to uncertain tax positions at June 30, 2025, and 2024, respectively. The gross unrecognized tax benefits and accrued interest and penalties are recorded as other long-term liabilities in the Company's consolidated balance sheets, except for $3,449 recorded as deferred income tax liability at June 30, 2025. The income tax provision included interest expense and penalties (or benefits) on unrecognized tax benefits of $796, $1,132, and $529 in the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

A reconciliation of the unrecognized tax benefits for the fiscal years ended June 30, 2025, 2024, and 2023, follows:

	Unrecognized Tax Benefits
Balance at July 1, 2022	$ 8,990
Additions for current year tax positions	2,570
Additions for prior year tax positions	2,433
Reductions for prior year tax positions	(350)
Reductions related to expirations of statute of limitations	(1,638)
Balance at June 30, 2023	12,005
Additions for current year tax positions	3,924
Additions for prior year tax positions	4,672
Reductions related to expirations of statute of limitations	(1,524)
Balance at June 30, 2024	19,077
Additions for current year tax positions	**4,480**
Additions for prior year tax positions	**834**
Reductions for prior year tax positions	**(27)**
Reductions related to expirations of statute of limitations	**(2,641)**
Balance at June 30, 2025	**$ 21,723**

The U.S. federal and state income tax returns for fiscal 2022 and all subsequent years remain subject to examination as of June 30, 2025, under statute of limitations rules. In addition, certain U.S. state income tax returns remain subject to examination as of June 30, 2025, under the statute of limitation rules for fiscal 2016 through 2022. The Company anticipates that potential changes due to lapsing statutes of limitations and examination closures could reduce the unrecognized tax benefits balance by $3,000 — $9,000 within twelve months of June 30, 2025.

NOTE 9.   INDUSTRY AND SUPPLIER CONCENTRATION

The Company sells its products to banks, credit unions, and financial institutions throughout the United States and generally does not require collateral. Billings to clients are typically due 30 days from date of billing. Reserves are maintained for potential credit losses. Client-related risks are moderated through the inclusion of credit mitigation clauses in the Company's contracts and through the monitoring of timely payments.

In addition, some of the Company's key solutions are dependent on technology manufactured by third parties. Termination of the Company's relationship with one or more of these third parties could have a negative impact on the operations of the Company.

NOTE 10.   STOCK-BASED COMPENSATION

The Company's pre-tax operating income for the fiscal years ended June 30, 2025, 2024, and 2023, includes $28,392, $28,873, and $28,611, respectively, of equity-based compensation costs, of which $25,757, $26,361, and $26,427, respectively, relates to the restricted stock plans. Costs are recorded net of estimated forfeitures. The total income tax benefits from equity-based compensation for the fiscal years ended June 30, 2025, 2024, and 2023, were $4,479, $4,495, and $5,115, respectively. These income tax benefits from stock option exercises and restricted stock vestings included income tax net excess benefits of $283 and $1,109 for the fiscal years ended June 30, 2025 and June 30, 2023, respectively, and income tax net shortfalls of $184 for the fiscal year ended June 30, 2024.

On November 10, 2015, the Company adopted the 2015 Equity Incentive Plan ("2015 EIP") for its associates and non-employee directors. The plan allows for grants of stock options, stock appreciation rights, restricted stock shares or units, and performance shares or units. The maximum number of shares authorized for issuance under the plan is 3,000.

Stock option awards

Under the 2015 EIP, terms and vesting periods of the stock options are determined by the Human Capital & Compensation Committee of the Board of Directors when granted. The options granted under this plan are exercisable beginning three years after grant at an exercise price equal to 100% of the fair market value of the stock at the grant date. The options terminate upon surrender of the option, ninety days after termination of employment, upon the expiration of one year following notification of a deceased optionee, or 10 years after grant.

During fiscal 2025, there were no options granted or forfeited, and 12 options were exercised at a weighted average exercise price of $87.27 per share with a total exercise intrinsic value of $991. At June 30, 2025, there were no options outstanding. During fiscal 2024, there were no options granted, forfeited, or exercised, and at June 30, 2024, 12 options were outstanding at a weighted average exercise price of $87.27. During fiscal 2023, there were no options granted, forfeited, or exercised, and at June 30, 2023, 12 options were outstanding at a weighted average exercise price of $87.27. All remaining options were granted on July 1, 2016. At June 30, 2025, there was no compensation cost yet to be recognized related to options.

Restricted stock unit and performance unit awards

With respect to awards of restricted stock units and performance units, it is the intention of the Company to settle the unit awards in shares of the Company's stock. Restricted stock unit awards (which are unit awards that have service requirements only and are not tied to performance measures) generally vest over a period of 1 to 3 years. Performance unit awards are awards that have performance measures in addition to service requirements.

The following table summarizes non-vested restricted stock unit awards and performance unit awards as of June 30, 2025, as well as activity for the fiscal year then ended:

Unit awards	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding July 1, 2022	303	$ 166.50	
Granted[1]	136	214.78	
Vested	(120)	159.10	
Forfeited[2]	(16)	186.35	
Outstanding July 1, 2023	303	190.08	
Granted[1]	160	177.95	
Vested	(99)	170.25	
Forfeited[2]	(39)	194.11	
Outstanding July 1, 2024	325	189.68	
Granted[1]	**162**	**171.90**	
Vested	**(122)**	**183.64**	
Forfeited[2]	**(17)**	**182.81**	
Outstanding June 30, 2025	**348**	**$ 183.88**	**$ 62,610**

[1] Granted includes restricted stock unit awards and performance unit awards with market conditions at 100% achievement.
[2] Forfeited includes restricted stock unit awards and performance unit awards forfeited for service requirements not met and performance unit awards not settled due to underachievement of performance measures.

Of the 162 unit awards granted in fiscal 2025, 115 were restricted stock unit awards and 47 were performance unit awards. The restricted stock unit awards were valued at the weighted average fair value of the non-vested units based on the fair market value of the Company's equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period, consistent with the methodology for calculating compensation expense on such awards.

18 of the performance unit awards granted in fiscal 2025 were valued at grant by estimating 100% payout at release and using the fair market value of the Company equity shares on the grant date, less the present value of expected future dividends to be declared during the vesting period. The payout at release of approximately half of these performance unit awards will be determined based on the Company's compound annual growth rate ("CAGR") for revenue (excluding adjustments) for the three-year vesting period compared against goal thresholds as defined in the award agreement. The performance payout at release of the other half of these performance unit awards will be determined based on the expansion of the Company's non-GAAP operating margin over the three-year vesting period compared against goal thresholds as defined in the award agreement. 26 of the performance unit awards have market conditions and were valued at grant using a Monte Carlo pricing model as of the measurement date customized to the specific provisions of the Company's plan design. The remaining 3 performance unit awards had other performance targets. Per the Company's award vesting and settlement provisions, the performance unit awards that utilized a Monte Carlo pricing model were valued at grant on the basis of Total Shareholder Return ("TSR") in comparison to the compensation peer group made up of participants approved by the Human Capital & Compensation Committee of the Company's Board of Directors for fiscal years 2025 and 2024. For fiscal year 2023, TSR was in comparison to the compensation peer group comprised of the Standard & Poor's 1500 Software & Services Index ("S&P 1500 S&S Index") participant companies and other participants approved by the Human Capital & Compensation Committee of the Company's Board of Directors. TSR is defined as the change in the stock price through the performance period plus dividends per share paid during the performance period, all divided by the stock price at the beginning of the performance period.

The Monte Carlo inputs used in the model to estimate fair value at the measurement date and resulting values for these performance unit awards are as follows:

| | | Year Ended June 30, | | |
Monte Carlo award inputs:		**2025**	2024	2023
Compensation Peer Group:[1]				
Volatility		**24.5 %**	25.6 %	29.4 %
Risk free interest rate		**3.72 %**	4.48 %	2.96 %
Annual dividend based on most recent quarterly dividend	$	**2.20**	$ 2.08	$ 1.96
Dividend yield		**1.3 %**	1.2 %	0.9 %
Beginning average percentile rank for TSR		**41 %**	74 %	71 %

[1] For fiscal 2023, S&P 1500 S&S Index participants were included in the compensation peer group.

At June 30, 2025, there was $18,018 of compensation expense that has yet to be recognized related to non-vested restricted stock unit and performance unit awards, which will be recognized over a weighted-average remaining contractual term of 0.99 years.

The fair values of restricted stock units and performance units at release totaled $22,591, $16,544, and $24,931 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

NOTE 11.   EARNINGS PER SHARE

The following table reflects the reconciliation between basic and diluted earnings per share.

		Year Ended June 30,		
		2025	2024	2023
Net Income	$	**455,748**	$ 381,816	$ 366,646
Common share information:				
Weighted average shares outstanding for basic earnings per share		**72,874**	72,867	72,918
Dilutive effect of stock options, restricted stock units, and performance units		**171**	158	178
Weighted average shares outstanding for diluted earnings per share		**73,045**	73,025	73,096
Basic earnings per share	$	**6.25**	$ 5.24	$ 5.03
Diluted earnings per share	$	**6.24**	$ 5.23	$ 5.02

Per share information is based on the weighted average number of common shares outstanding for each of the fiscal years. Stock options, restricted stock units, and performance units have been included in the calculation of earnings per share to the extent they are dilutive. The two-class method for computing EPS has not been applied because no outstanding awards contain non-forfeitable rights to participate in dividends. There were 18 anti-dilutive weighted average shares excluded from the weighted average shares outstanding for diluted earnings per share for fiscal 2025, 33 shares were excluded for fiscal 2024, and 10 shares were excluded for fiscal 2023.

NOTE 12.   EMPLOYEE BENEFIT PLANS

The Company established an employee stock purchase plan (the "Plan") in 2006. On January 1, 2024, the Plan was amended and restated, and allows substantially all associates the opportunity to directly purchase shares of the Company at 85% of the lesser of the fair market value, as defined by the Plan, of the Company's stock on the first trading day or on the last trading day of a three-month offering period, which represents an option. Prior to January 1, 2024, the Plan allowed substantially all associates the opportunity to directly purchase shares of the Company at 85% of the closing price of the Company's stock on or around the fifteenth day of each month. During the fiscal years ended June 30, 2025, 2024, and 2023, associates purchased 80, 90, and 84 shares under the Plan at average prices of $147.49, $137.78, and $146.79, respectively. As of June 30, 2025, approximately 816 shares remained available for future issuance under the Plan. The Plan is considered compensatory, and beginning January 1, 2024, compensation expense is determined based on the option's grant date fair value as estimated by applying the Black-Scholes option-pricing model and is recognized over the offering period. Prior to January 1, 2024, the Company recorded the total dollar value of the stock discount given to associates under the Plan as expense.

The Company has a defined contribution plan for its associates: the 401(k) Retirement Savings Plan (the "Plan"). The Plan is subject to the Employee Retirement Income Security Act of 1975 ("ERISA") as amended. Under the Plan, the Company matches 100% of full-time associate contributions up to 5% of eligible compensation. Beginning July 1, 2024, in order to receive matching contributions, associates must be at least 18 years of age and be employed for at least thirty days. Prior to July 1, 2024, associates must have been 18 years of age and been employed for at least six months. The Company has the option of making a discretionary contribution; however, none has been made for any of the three most recent fiscal years. The total matching contributions for the Plan were $34,751, $31,995, and $29,308 for the fiscal years ended June 30, 2025, 2024, and 2023, respectively.

NOTE 13. BUSINESS ACQUISITION

Payrailz

On August 31, 2022, the Company acquired all of the equity interest in Payrailz. The final purchase price, following customary post-closing adjustments to the extent actual closing date working capital, cash, debt, and unpaid seller transaction expenses exceeded or were less than the amounts estimated at closing, was $230,205. Pursuant to the merger agreement for the transaction, $48,500 of the purchase price was placed in an escrow account at the closing, consisting of $2,500 for any final purchase price adjustments owed by the sellers, which amount was released to the sellers on December 15, 2022, in connection with post-closing purchase price adjustments, and $46,000 for indemnification matters under the merger agreement, which amount was released to the sellers on September 20, 2023.

The primary reason for the acquisition was to expand the Company's digital financial management solutions and the purchase was originally funded by our revolving line of credit (Note 7) and cash generated from operations. Payrailz provides cloud-native, API-first, AI-enabled consumer and commercial digital payment solutions and experiences that enable money to be moved in the moment of need.

Management has completed a purchase price allocation and assessment of the fair value of acquired assets and liabilities assumed. The recognized amounts of identifiable assets acquired, and liabilities assumed, based on their fair values as of August 31, 2022, and taking into account the post-closing purchase price adjustment described above, are set forth below:

Current assets	$	1,851
Identifiable intangible assets		119,868
Deferred revenue		(8,104)
Total other liabilities assumed		(749)
Total identifiable net assets		112,866
Goodwill		117,339
Net assets acquired	$	230,205

The goodwill of $117,339 arising from this acquisition consists largely of the growth potential, synergies, and economies of scale expected from combining the operations of the Company with those of Payrailz, together with the value of Payrailz's assembled workforce. The goodwill from this acquisition has been allocated to our Payments segment and $117,339 is deductible for income tax purposes.

Identifiable intangible assets from this acquisition consist of customer relationships of $6,109, computer software of $112,505, and other intangible assets of $1,254. The amortization period for acquired customer relationships, computer software, and other intangible assets is over a term of 15 years, 10 years, and 15 years, respectively.

Current assets were inclusive of cash acquired of $577. The fair value of current assets acquired included accounts receivable of $978, none of which were expected to be uncollectible.

NOTE 14.   REPORTABLE SEGMENT INFORMATION

The Company is a well-rounded financial technology company and is a leading provider of technology solutions and payment processing services primarily to community and regional banks and credit unions.

The Company's operations are classified into four reportable segments: Core, Payments, Complementary, and Corporate and Other. The Core segment provides core information processing platforms to banks and credit unions, which consist of integrated applications required to process deposit, loan, and general ledger transactions, and maintain centralized accountholder information. The Payments segment provides secure payment processing tools and services, including ATM, debit and credit card processing services, online and mobile bill pay solutions, Automated Clearing House ("ACH") origination and remote deposit capture processing, and risk management products and services. The Complementary segment provides additional software, hosted processing platforms and services, including digital/mobile banking, treasury services, online account opening, fraud/anti-money laundering ("AML") and lending/deposit solutions that can be integrated with the Company's Core solutions, and many can be used independently. The Corporate and Other segment includes revenue and costs from hardware and other products not attributed to any of the other three segments, as well as operating expenses not directly attributable to the other three segments.

The Company's Chief Executive Officer, who is also the Company's chief operating decision maker ("CODM"), regularly evaluated segment performance and made strategic decisions on the allocation of resources to them based on various factors, including performance against trend, budget, and forecast for the fiscal years ended June 30, 2025, 2024, and 2023. The CODM used reportable segment revenue, costs of revenue, and segment income to evaluate segment performance and allocate resources. The Company has not disclosed any additional asset information by segment, as the information is not generated for internal management reporting to the CODM.

Immaterial adjustments between segments were made in fiscal 2025 to reclassify cost of revenue that was recognized in fiscal years 2024 and 2023. These reclasses were made to be consistent with the current allocation of cost of revenue by segment. Cost of revenue reclassed for the fiscal year ended June 30, 2024, from Complementary to Corporate and Other, was $4,922. Cost of revenue reclassed for the fiscal year ended June 30, 2023, from Core and Complementary to Corporate and Other, was $64 and $5,206, respectively.

| | Year Ended June 30, 2025 | | | | |
	Core	Payments	Complementary	Corporate and Other	Total
REVENUE					
Services and Support	$ 697,084	$ 93,480	$ 495,326	$ 75,847	$ 1,361,737
Processing	42,193	780,018	179,883	11,457	1,013,551
Total Revenue	739,277	873,498	675,209	87,304	2,375,288
Cost of Revenue	297,372	460,151	264,823	338,401	1,360,747
Research and Development					162,771
Selling, General, and Administrative					283,055
Total Expenses					1,806,573
SEGMENT INCOME	$ 441,905	$ 413,347	$ 410,386	$ (251,097)	
OPERATING INCOME					568,715
INTEREST INCOME (EXPENSE)					17,321
INCOME BEFORE INCOME TAXES					$ 586,036

	Year Ended June 30, 2024				
	Core	Payments	Complementary	Corporate and Other	Total
REVENUE					
Services and Support	$ 649,169	$ 84,655	$ 461,828	$ 80,302	$ 1,275,954
Processing	41,569	733,053	156,383	8,584	939,589
Total Revenue	690,738	817,708	618,211	88,886	2,215,543
Cost of Revenue	287,349	442,084	251,085	318,959	1,299,477
Research and Development					148,256
Selling, General, and Administrative					278,419
Total Expenses					1,726,152
SEGMENT INCOME	$ 403,389	$ 375,624	$ 367,126	$ (230,073)	
OPERATING INCOME					489,391
INTEREST INCOME (EXPENSE)					8,628
INCOME BEFORE INCOME TAXES					$ 498,019

	Year Ended June 30, 2023				
	Core	Payments	Complementary	Corporate and Other	Total
REVENUE					
Services and Support	$ 608,517	$ 79,788	$ 453,541	$ 72,855	$ 1,214,701
Processing	40,528	687,521	130,045	4,907	863,001
Total Revenue	649,045	767,309	583,586	77,762	2,077,702
Cost of Revenue	276,754	420,880	232,552	288,876	1,219,062
Research and Development					142,678
Selling, General, and Administrative					235,274
Total Expenses					1,597,014
SEGMENT INCOME	$ 372,291	$ 346,429	$ 351,034	$ (211,114)	
OPERATING INCOME					480,688
INTEREST INCOME (EXPENSE)					(6,114)
INCOME BEFORE INCOME TAXES					$ 474,574

NOTE 15. SUBSEQUENT EVENTS

Dividend

On August 22, 2025, the Company's Board of Directors declared a cash dividend of $0.58 per share on its common stock, payable on September 26, 2025, to stockholders of record on September 5, 2025.

Line of Credit

On July 18, 2025, the Company entered into a new unsecured committed revolving line of credit facility with a commercial bank in the amount of $50,000, which bears interest at the prime rate *less* 1.0%. The line of credit expires on July 17, 2026.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES.

In this annual report, we present Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA), Return on Invested Capital (ROIC), Adjusted Revenue, Adjusted Operating Income, which are non-GAAP financial measures. EBITDA, ROIC, Adjusted Revenue, and Adjusted Operating Income represent performance measures and are not intended to represent liquidity measures. EBITDA, ROIC, Adjusted Revenue, and Adjusted Operating Income should be used in addition to, and not a substitute for comparable financial measures computed in accordance with U.S. GAAP. We believe that EBITDA, ROIC, Adjusted Revenue, and Adjusted Operating Income provide useful information to investors regarding the Company's performance and overall results of operations. EBITDA, ROIC, Adjusted Revenue, and Adjusted Operating Income used by the Company may not be comparable to similarly titled non-GAAP measures used by other companies.

EBITDA is defined as net income attributable to the Company before the effect of interest expense, taxes, depreciation, and amortization. A reconciliation of EBITDA to net income, the most directly comparable GAAP financial measure is below:

EBITDA (amounts in thousands)

	FY2025	FY2024	FY2023
Net Income	$ 455,748	$ 381,816	$ 366,646
Net Interest	(17,321)	(8,628)	6,114
Depreciation and Amortization	204,751	199,904	190,726
Taxes	130,288	116,203	107,726
Total ITDA	317,718	307,479	304,566
EBITDA	$ 773,466	$ 689,295	$ 671,212

ROIC is defined as net income divided by average invested capital, which is the average of beginning and ending long-term debt and stockholders' equity for a period. A reconciliation to the most directly comparable GAAP financial measure is below:

Return on Average Shareholders' Equity (amounts in thousands)

	FY2025	FY2024	FY2023
Net Income	$ 455,748	$ 381,816	$ 366,646
Average Stockholders' Equity	1,986,598	1,725,437	1,495,066
Return on Average Shareholders' Equity	22.9%	22.1%	24.5%

ROIC (amounts in thousands)

	FY2025	FY2024	FY2023
Net Income	$ 455,748	$ 381,816	$ 366,646
Average Stockholders' Equity	1,986,598	1,725,437	1,495,066
Average Current Maturities of Long-term Debt	45,000	45,000	34
Average Long-term Debt	30,000	167,500	195,000
Average Invested Capital	2,061,598	1,937,937	1,690,100
ROIC	22.1%	19.7%	21.7%

Adjusted Revenue is defined as total GAAP revenue less deconversion revenue and revenue from acquisition; and Adjusted Operating Income is defined as total GAAP operating income less operating income from deconversions, plus VEDIP program expense and net loss on sale of assets. A reconciliation For Adjusted Revenue and Adjusted Operating Income to the most directly comparable GAAP financial measure is below:

(Unaudited, In Thousands)	Year Ended June 30,		% Change
	2025	**2024**	
GAAP Revenue	$ 2,375,288	$ 2,215,543	7.2%
Adjustments:			
Deconversion revenue	(33,905)	(16,554)	
NON-GAAP ADJUSTED REVENUE	$ 2,341,383	$ 2,198,989	6.5%
GAAP Operating Income	$ 568,715	$ 489,391	16.2%
GAAP Operating Margin	23.9%	22.1%	
Adjustments:			
Operating (income) loss from deconversions	(27,663)	(13,146)	
VEDIP program expense*	—	16,443	
NON-GAAP ADJUSTED OPERATING INCOME	$ 541,052	$ 492,688	9.8%
Non-GAAP Adjusted Operating Margin	23.1%	22.4%	
GAAP Net Income	$ 455,748	$ 381,816	19.4%

*The VEDIP program expense for the fiscal year ended June 30, 2024, was related to a Company voluntary separation program offered to certain eligible employees beginning in July 2023.

board of directors

David B. Foss

Board Chair and Former Chief Executive Officer

Jack Henry & Associates, Inc. | Monett, Missouri

Matthew C. Flanigan

Vice Chair and Lead Director

Jack Henry & Associates, Inc. | Monett, Missouri

Former Executive Vice President and Chief Financial Officer

Leggett & Platt, Inc. | Carthage, Missouri

Thomas H. Wilson, Jr.

Managing Partner

DecisionPoint Advisors, LLC | Charlotte, North Carolina

Thomas A. Wimsett

Founder and Chairman

Merchant's PACT, LLC | Louisville, Kentucky

Shruti S. Miyashiro

President and Chief Executive Officer

Digital Federal Credit Union | Marlborough, Massachusetts

Wesley A. Brown

President

Bent St. Vrain & Company, LLC | Denver, Colorado

Curtis A. Campbell

President, Global Consumer Tax, and Chief Product Officer

H&R Block | Kansas City, Missouri

Tammy S. LoCascio

Senior Executive Vice President and Chief Operating Officer

First Horizon Corporation | Memphis, Tennessee

Lisa M. Nelson

Chief Executive Officer

Wolters Kluwer, Financial & Corporate Compliance | New York, New York

Greg R. Adelson

President, Chief Executive Officer, and Director

Jack Henry & Associates, Inc. | Monett, Missouri

executive officers

Greg R. Adelson

President and Chief Executive Officer

Mimi L. Carsley

Chief Financial Officer and Treasurer

Shanon G. McLachlan

Senior Vice President and Chief Operating Officer

Craig K. Morgan

Chief Legal Officer and Secretary

Renee A. Swearingen

Senior Vice President, Chief Accounting Officer, and Assistant Treasurer



annual meeting

The annual meeting of shareholders will be held on Wednesday, November 12, at 11 a.m. CT at Jack Henry & Associates' Corporate Headquarters, Monett, Missouri.

Form 10-K

A copy of the company's Form 10-K is available upon request to the Chief Financial Officer at the corporate headquarters address or from our website at jackhenry.com.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3078

2 0 2 5
Annual Report

663 Highway 60 | P.O. Box 807 | Monett, MO 65708
p. 417.235.6652

jackhenry.com

